Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NEW ULM TELECOM, INC.,

HUTCHINSON ACQUISITION CORP.

AND

HUTCHINSON TELEPHONE COMPANY

August 3, 2007

TABLE OF CONTENTS

ARTICLE I. THE MERGER		1

1.1	The Merger	1
1.2	Effective Time	1
1.3	Effects of the Merger	2
1.4	Closing	2

ARTICLE II. SURVIVING CORPORATION		4

2.1	Articles of Incorporation	4
2.2	By-Laws	4
2.3	Directors	5
2.4	Officers	5

ARTICLE III. MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER; SHAREHOLDER MEETING; ESCROW; DISSENTING SHARES; SHAREHOLDER REPRESENTATIVE		5

3.1	Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger	5
3.2	Calculation Of Amounts	5
3.3	Payment Of Estimated Per Share Merger Consideration	7
3.4	Payment Of Final Consideration	9
3.5	Escrow	10
3.6	Shareholders Meeting	11
3.7	Tax Withholding	12
3.8	Dissenting Shares	12
3.9	No Further Rights or Transfers	12
3.10	Appointment of Shareholder Representative	12

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		14

4.1	Corporate Organization and Qualification	14
4.2	Capitalization	14
4.3	Authority Relative to This Agreement	15
4.4	Consents and Approvals; No Violation	15
4.5	Financial Statements; Undisclosed Liabilities	17
4.6	Absence of Certain Changes or Events	18
4.7	Litigation	21
4.8	Proxy Statement	21
4.9	Taxes	21
4.10	Employee Benefit Plans; Labor Matters	24
4.11	Environmental Laws and Regulations	26
4.12	Intangible Property	26
4.13	Compliance with Laws and Orders	27
4.14	Certain Agreements	27

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4.15	Permits	29
4.16	Brokers and Finders	30
4.17	Opinion of Financial Advisor	30
4.18	Assets	30
4.19	Indebtedness and Guaranties	32
4.20	Accounts Receivable	32
4.21	Lines	32

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO		32

5.1	Corporate Organization and Qualification	32
5.2	Authority Relative to This Agreement	33
5.3	Consents and Approvals; No Violation	33
5.4	Proxy Statement	34
5.5	Financing	34
5.6	Newco	34
5.7	Brokers and Finders	35

ARTICLE VI. ADDITIONAL COVENANTS AND AGREEMENTS		35

6.1	Conduct of Business of the Company	35
6.2	No Solicitation of Transactions	37
6.3	Reasonable Efforts	39
6.4	Access to Information	40
6.5	Publicity	40
6.6	Directors’ and Officers’ Insurance	40
6.7	Funds Available at Closing	43
6.8	Investigation and Agreement by the Parties; No Other Representations or Warranties	43
6.9	401(k) Plans	44
6.10	Employees	44
6.11	Continuation of Employee Benefits	44

ARTICLE VII. CONDITIONS TO CONSUMMATION OF THE MERGER		46

7.1	Conditions to Each Party’s Obligations to Effect the Merger	46
7.2	Conditions to the Company’s Obligations to Effect the Merger	46
7.3	Conditions to Parent’s and Newco’s Obligations to Effect the Merger	47

ARTICLE VIII. TERMINATION; AMENDMENT; WAIVER		48

8.1	Termination by Mutual Consent	48
8.2	Termination by Either Parent or the Company	48
8.3	Termination by Parent	48
8.4	Termination by the Company	49
8.5	Effect of Termination	49
8.6	Expense Reimbursement	51
8.7	Extension; Waiver	52

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ARTICLE IX. INDEMNIFICATION		52

9.1	Survival	52
9.2	Indemnification of Parent	52
9.3	Indemnification of Shareholders or the Company	53
9.4	Procedure for Indemnification — Third-Party Claims	54
9.5	Procedure for Indemnification — Other Claims	55
9.6	Other Limits on Indemnification	55
9.7	Exclusivity	55

ARTICLE X. GENERAL PROVISIONS		56

10.1	Binding Arbitration	56

ARTICLE XI. MISCELLANEOUS AND GENERAL		57

11.1	Payment of Expenses	57
11.2	Survival of Covenants and Agreements; Survival of Confidentiality	57
11.3	Modification or Amendment	57
11.4	Waiver of Conditions	57
11.5	Counterparts	57
11.6	Governing Law	57
11.7	Notices	57
11.8	Entire Agreement; Assignment	58
11.9	Parties in Interest	58
11.10	Certain Definitions	59
11.11	REFERENCES AND TITLES	67
11.12	Obligation of Parent	68
11.13	Validity	68
11.14	Captions	68

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Exhibits

Exhibit A	Articles of Merger
Exhibit B	Target
Exhibit C	Form of Escrow Agreement
Exhibit D	Final Working Capital Example
Exhibit E	Form of Voting Agreement
Exhibit F	FIRPTA Certificate

Annexes

Annex A	Individuals and Entities Executing Voting Agreements
Annex B	Ownership of Outstanding Shares

Schedules

Schedule 4.1	List of Subsidiaries
Schedule 4.2	Capitalization
Schedule 4.4(a)	Consents and Approvals; No Violation
Schedule 4.5(a)	Financial Statements
Schedule 4.5(b)	Undisclosed Liabilities
Schedule 4.6(b)	Absence of Certain Changes or Events
Schedule 4.7	Litigation
Schedule 4.9	Taxes
Schedule 4.10	Employee Benefit Plans; Labor Matters
Schedule 4.11	Environmental Law and Regulations
Schedule 4.12	Intangible Property
Schedule 4.13	Compliance with Laws and Orders
Schedule 4.14	Certain Agreements
Schedule 4.15	Permits
Schedule 4.18	Assets
Schedule 4.19	Indebtedness and Guarantees
Schedule 4.20	Accounts Receivable
Schedule 6.1(g)	Indebtedness for Borrowed Money or Guarantees
Schedule 6.1(h)	Annual Raises Consistent with Past Practice
Schedule 6.1(m)	Planned Capital Expenditures
Schedule 6.1(o)	Forward Purchase Commitments
Schedule 6.10	Change of Control Agreements and Severance Policies
Schedule 6.11	Continuation of Employee Benefits
Schedule 7.1(c)	Governmental Filings and Consents

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AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated August 3, 2007, by and among New Ulm Telecom, Inc. (“Parent”), Hutchinson Acquisition Corp., a Minnesota corporation and a direct wholly owned subsidiary of Parent (“Newco”), and Hutchinson Telephone Company, a Minnesota corporation (the “Company”).

RECITALS

          WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has, upon the terms and subject to the conditions of this Agreement, determined that the Merger (defined in Section 1.1) is in the best interests of the shareholders of the Company and approved this Agreement and the transactions contemplated hereby in accordance with the Minnesota Business Corporation Act (the “MBCA”);

          WHEREAS, in order to induce Parent and Newco to enter into this Agreement, concurrently herewith, the individuals and entities set forth on Annex A hereto are entering into agreements with Parent dated as of the date hereof, in the form attached hereto as Exhibit E (the “Voting Agreements”), pursuant to which, among other things, each such Person has agreed to vote in favor of this Agreement and the Merger; and

          WHEREAS, Parent, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Newco and the Company hereby agree as follows:

ARTICLE I.
THE MERGER

          1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (defined in Section 1.2), the Company and Newco shall consummate a merger (the “Merger”) in which (a) Newco shall be merged with and into the Company and the separate corporate existence of Newco shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Minnesota, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.”

          1.2 Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VII hereof, the appropriate parties hereto shall execute in the manner required by the MBCA and file with the Minnesota Secretary of State appropriate articles of merger relating to the Merger in the form of Exhibit A, and the parties shall take such other and further actions as may be required by Law to make the Merger effective. The time the Merger becomes effective in accordance with applicable Law is hereinafter referred to as the “Effective Time.”

          1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 302A.641 of the MBCA.

          1.4 Closing.

(a)

The closing of the Merger (the “Closing”) shall take place (a) at the offices of Leonard, Street and Deinard Professional Association as soon as reasonably possible but in no event later than the third Business Day following the date on which the last of the conditions set forth in Article VII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and the Company may agree.

(b)	Subject to fulfillment or waiver of the conditions set forth in Article VII, at the Closing, the Company will deliver to Parent and Newco all of the following:

	(i)	a copy of the Articles of Incorporation of the Company, certified as of a recent date by the Secretary of State of the State of Minnesota;

	(ii)	a certificate of good standing of the Company, issued as of a recent date by the Secretary of State of the State of Minnesota;

	(iii)	a copy of the Articles of Incorporation of each of the Company’s Subsidiaries, in each case certified as of a recent date by the Secretary of State of the State of Minnesota;

(iv)

a copy of the articles of incorporation/organization for each of the Company Joint Ventures, in each case, certified by the Secretary of State of the state in which such Company Joint Venture is organized;

	(v)	certificates of good standing of each of the Company Joint Ventures issued as of recent date by the Secretary of State of such Company Joint Venture’s state of organization;

	(vi)	certificates of good standing of each of the Company’s Subsidiaries, issued as of a recent date by the Secretary of State of the State of Minnesota;

(vii)

a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent, as to (A) no amendments to the articles of incorporation of the Company since a specified date, (B) the by-laws of the Company, (C) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and the transactions contemplated herein, (D) the resolutions or other voting record of the shareholders of the Company approving and adopting this Agreement and the Merger in accordance with the MBCA, (E) the member control agreements or other organizational documents for each of the Company Joint Ventures, as amended to date and (F) the incumbency and signatures of the officers of the Company executing this Agreement and any ancillary agreement relating hereto;

(viii)

a certificate of the Secretary or an Assistant Secretary of each of the Company’s Subsidiaries, dated the Closing Date, in form and substance reasonably satisfactory to Parent, as to (A) no amendments to the articles of incorporation/organization of such entity since a specified date and (B) the by-laws or other organizational documents of such entity;

	(ix)	all consents, waivers or approvals required to be obtained by the Company pursuant to the terms hereof with respect to the consummation of the transactions contemplated by this Agreement;

(x)

a statement in accordance with Treas. Reg. §§ 1.1445-2(c)(3) and 1.897-2(h), delivered not more than 20 days prior to the Closing Date, certifying that the Company is not, and has not been, a “United States real property holding corporation” for purposes of Section 897 and 1445 of the Code. The form of such statement is attached hereto as Exhibit F;

	(xi)	The Escrow Agreement, duly executed by the Shareholder Representative;

	(xii)	The Disbursing Agent Agreement, duly executed by the Company and the Disbursing Agent;

	(xiii)	payoff letters from each of the Company’s lenders and Company Service Providers, in form reasonably satisfactory to Parent;

(xiv)

director or governor resignations, as applicable, from all: (i) members of the Company’s Board of Directors, (ii) members of each Subsidiary’s Board of Directors and (iii) designees of the Company Parties to the Board of Governors (or other governing body, as applicable) of the Company Joint Ventures; and

	(xv)	the certificates contemplated by Sections 7.3(a), 7.3(b), 7.3(d), 7.3(e), 7.3(f) and 7.3(g).

(c)	Subject to fulfillment or waiver of the conditions set forth in Article VII, at the Closing, Parent and Newco will deliver to the Company all of the following:

(i)	a copy of the Articles of Incorporation of Parent, certified as of a recent date by the Secretary of State of the State of Minnesota;

(ii)	a certificate of good standing of Parent, issued as of a recent date by the Secretary of State of the State of Minnesota;

(iii)	a copy of the Articles of Incorporation of Newco, certified as of a recent date by the Secretary of State of the State of Minnesota;

(iv)	a certificate of good standing of Newco, issued as of a recent date by the Secretary of State of the State of Minnesota;

(v)

a certificate of the Secretary or an Assistant Secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the articles of incorporation of Parent since a specified date, (B) the by-laws of Parent, (C) the resolutions of the Board of Directors of Parent authorizing the execution, delivery and performance of this Agreement and the transactions contemplated herein and (D) the incumbency and signatures of the officers of Parent executing this Agreement and any ancillary agreement relating hereto;

(vi)

a certificate of the Secretary or an Assistant Secretary of Newco, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the articles of incorporation of Newco since a specified date, (B) the by-laws of Newco, (C) the resolutions of the Board of Directors and sole shareholder of Newco authorizing the execution, delivery and performance of this Agreement and the transactions contemplated herein and (D) the incumbency and signatures of the officers of Newco executing this Agreement and any ancillary agreement relating hereto;

(vii)	the certificates contemplated by Sections 7.2(a) and 7.2(b); and

(viii)	the Escrow Agreement, duly executed by Parent.

ARTICLE II.
SURVIVING CORPORATION

          2.1 Articles of Incorporation. The Articles of Incorporation of Newco, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

          2.2 By-Laws. The By-Laws of Newco, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

          2.3 Directors. The directors of Newco at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and By-Laws.

          2.4 Officers. The officers of Newco at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and By-Laws.

ARTICLE III.
MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN
THE MERGER; SHAREHOLDER MEETING; ESCROW; DISSENTING SHARES;
SHAREHOLDER REPRESENTATIVE

          3.1 Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger. At the Effective time, by virtue of the Merger and without any action on the part of Parent, Newco, the Company, the Surviving Corporation or the holders of Outstanding Shares (defined in Section 4.2):

(a)

Each Outstanding Share prior to the Effective Time (other than Dissenting Shares (as defined in Section 3.8 below) and Outstanding Shares owned by Parent, Newco or any direct or indirect wholly owned subsidiary of Parent (collectively, “Parent Parties”) or by any of the Company’s direct or indirect wholly owned subsidiaries) shall, by virtue of the Merger and without any action on the part of Newco, the Company or the holder thereof, be cancelled and extinguished and converted into the right to receive, pursuant to Sections 3.3 and 3.4, the merger consideration to which the holder is entitled pursuant to the terms hereof.

(b)

At the Effective Time, each Outstanding Share issued and outstanding and owned by any of the Parent Parties or any of the Company’s direct or indirect wholly owned subsidiaries immediately prior to the Effective Time shall cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

(c)

At the Effective Time, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

3.2 Calculation Of Amounts.

(a)

“Final Per Share Merger Consideration” shall be equal to (i) the sum of the Aggregate Merger Consideration (taking into account any adjustments pursuant to Section 3.4) divided by (ii) Fully Diluted Shares.

(b)

“Aggregate Merger Consideration” shall be equal to (i) the sum of $64,055,045 (“Enterprise Value”), plus Cash on Hand, plus the Midwest Wireless Receivable to the extent such proceeds have not been received by the Company prior to the Closing (net of Tax at 41%), plus the Working Capital Increase (if any), less (ii) the sum of Indebtedness of the Company Parties outstanding at the Closing, plus Working Capital Decrease (if any), plus Transaction Expenses to the extent not paid by the Company, plus the Bonus Payments to the extent not paid by the Company, plus $2,000,000 representing a portion of the amount of the Company’s guarantees of loan obligations of the Company Joint Ventures.

(c)

“Fully Diluted Shares” shall equal the sum of the number of Shares of the Company outstanding at the Closing other than Outstanding Shares owned by any of the Parent Parties or any of the Company’s direct or wholly owned subsidiaries.

(d)

“Cash on Hand” means the sum of (i) cash and cash equivalents on hand by the Company Parties, as of the close of business on the day preceding the Closing, (ii) short-term cash investments, and (iii) marketable securities, and for the avoidance of doubt shall include all deposits and deposits in transit, whether or not such deposits are then available for withdrawal, minus (A) all amounts representing outstanding checks and (B) the Tax attributable to the Midwest Wireless Receivable (such Tax being calculated at 40.468%), to the extent such proceeds are received by the Company prior to the Closing.

(e)

“Working Capital Increase” means the amount by which Final Working Capital is greater than the Target, and for the avoidance of doubt, where Final Working Capital is a deficit, such deficit is less than any deficit on which the Target is based.

(f)

“Working Capital Decrease” means the amount by which the Target exceeds Final Working Capital, and for the avoidance of doubt, where Final Working Capital is a deficit, such deficit is greater than the deficit on which the Target is based.

(g)	“Target” means an anticipated Final Working Capital amount or deficit set forth on Exhibit B.

(h)

“Transaction Expenses” means the fees, costs and expenses incident to the Merger which remain unpaid at the Effective Time, including, without limitation, (i) those of Stifel, Nicolaus & Company, Incorporated and Leonard, Street and Deinard Professional Association, Briggs and Morgan, other advisors, counsel and accountants and other fees, costs and expenses incurred by the Company Parties in connection with or as a result of the transactions contemplated hereby, including with respect to accountants and other attorneys and (ii) the Excess Tail Cost, if any, in connection with obtaining the Tail Policies obtained pursuant to Section 6.6 hereof.

(i)

“Bonus Payments” means the payments to individuals for transaction bonuses (i.e., “stay put” payments) set forth on Schedule 4.14(a) of the Company Disclosure Schedule in the amounts set forth thereon.

(j)	“Estimated Per Share Merger Consideration” shall be equal to (i) the Estimated Aggregate Merger Consideration divided by (ii) the Fully Diluted Shares.

(k)

“Estimated Aggregate Merger Consideration” means a good faith estimate of the Aggregate Merger Consideration prepared by the Company and delivered to Parent at least two Business Days before the Effective Time, showing in detail each component thereof. The estimated amount of (i) Indebtedness of the Company Parties included therein attributable to financial institutions shall be based on a pay-off letter obtained from such institutions which shall be submitted with the foregoing estimate and (ii) Transaction Expenses included therein attributable to the Company Service Providers shall be based on pay-off letters obtained from each such Company Service Provider which shall be submitted with the foregoing estimate.

(l)	“Per Share Escrow Amount” shall be equal to the Escrow Amount divided by the Fully Diluted Shares.

3.3 Payment Of Estimated Per Share Merger Consideration.

(a)

Wells Fargo Bank, N.A. shall act as Disbursing Agent in connection with the Merger (the “Disbursing Agent”), pursuant to a disbursing agent agreement to be entered into by and between the Disbursing Agent and the Company (the “Disbursing Agent Agreement”), for purposes of effecting the payment of the merger consideration due to the holders of Outstanding Shares pursuant to Sections 3.3 and 3.4 hereof. The Disbursing Agent shall provide the Shareholder Representative access to any records of disbursements and shall promptly respond to any inquiries of the Shareholder Representative. At the Effective Time, Parent shall provide the Disbursing Agent in trust for the benefit of the Shareholders with immediately available funds (the “Payment Fund”) equal to the Estimated Aggregate Merger Consideration less the Escrow Amount. The Payment Fund shall be invested by the Disbursing Agent, as directed by Parent and the Shareholder Representative, and any earnings with respect thereto shall be paid to Parent as and when requested by Parent; provided, that the parties acknowledge and agree that the Disbursing Agent shall be instructed to invest and reinvest the Payment Fund in savings accounts, certificates of deposit or as Parent and the Shareholder Representative may mutually agree. Each of the parties hereto acknowledges and agrees that

Parent’s sole liability and obligation with respect to the Aggregate Merger Consideration shall be to (i) deposit such amount, minus the Escrow Amount with the Disbursing Agent and (ii) deposit the Escrow Amount with the Escrow Agent.

(b)

Immediately after the Effective Time, the Disbursing Agent shall mail to each record holder who held Outstanding Shares immediately prior to the Effective Time, a letter of transmittal in a form acceptable to Parent, the Company and the Disbursing Agent (the “Letter Of Transmittal”), unless a Letter of Transmittal has previously been distributed to any such holder. Within two days or such other time period agreed upon by the Company and the Disbursing Agent of receipt by the Disbursing Agent of a Letter of Transmittal from a Shareholder (duly completed and validly executed in accordance with the instructions therein), the Disbursing Agent shall pay such Shareholder an amount equal to the product of (i) the Estimated Per Share Merger Consideration less the Per Share Escrow Amount times (ii) the number of Outstanding Shares of the Company held by such Shareholder at the Effective Time.

(c)

No interest will be paid or accrued on amounts required to be paid to the Shareholders hereunder. One hundred twenty (120) days after the Effective Time, the Parent shall be entitled to require the Disbursing Agent to deliver to it any cash remaining in the Payment Fund (including any interest received with respect thereto) which it has made available to the Disbursing Agent and which has not been disbursed to the Shareholders and thereafter such Shareholders shall be entitled to look to the Parent (subject to abandoned property, escheat or other similar laws) only as general unsecured creditors thereof with respect to the amounts so payable. The Surviving Corporation shall pay all charges and expenses of and incurred by the Disbursing Agent.

(d)

From and after the Effective Time, until a Letter of Transmittal is provided to the Disbursing Agent, each Outstanding Share shall represent for all purposes only the right to receive the merger consideration due in respect of such Outstanding Share pursuant to Sections 3.3 and 3.4 hereof. From and after the Effective Time, Shareholders shall have no right to vote or to receive any dividends or other distributions with respect to any Outstanding Shares, other than any distributions payable to holders of record as of a date prior to the Effective Time (but only to the extent the distributions have been approved in writing by Parent prior to their declaration and payment), and shall have no other rights other than as provided herein or by applicable Law.

(e)

At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Outstanding Shares which were outstanding immediately prior to the Effective Time. If, after the

Effective Time, Outstanding Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section.

(f)

Notwithstanding anything to the contrary in this Agreement, none of Parent, the Shareholder Representative, the Disbursing Agent or the Surviving Corporation shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.4 Payment Of Final Consideration.

(a)

Parent shall prepare a statement (the “Closing Date Statement”) reflecting the matters referred to herein. The Closing Date Statement shall calculate the Aggregate Merger Consideration, the Final Per Share Merger Consideration, the Final Upward Adjustment (if any), and the Final Downward Adjustment (if any). A preliminary Closing Date Statement shall be delivered to the Shareholder Representative no later than 45 days after the Closing.

(b)

The Shareholder Representative shall be permitted during the 45 day period following delivery of the preliminary Closing Date Statement to examine, and Parent shall make available, the books and records relied upon by Parent in preparing the preliminary Closing Date Statement. As promptly as practicable, and in no event later than the last day of such 45 day period, the Shareholder Representative shall either inform Parent in writing that the preliminary Closing Date Statement is acceptable or object to the preliminary Closing Date Statement by delivering to Parent a written statement setting forth a specific description of the Shareholder Representative’s objections to the preliminary Closing Date Statement (the “Statement of Objections”) and the Shareholder Representative’s calculation of any disputed amounts. If Parent shall not have received a Statement of Objections on or before the expiration of this 45 calendar day period, the Shareholder Representative (on behalf of all Shareholders) will be deemed irrevocably to have accepted Parent’s Closing Date Statement. If a Statement of Objections is delivered, Parent and the Shareholder Representative shall attempt in good faith to resolve any dispute within 30 days after delivery. If Parent and the Shareholder Representative are unable to resolve the dispute within such 30 days, a reputable regional independent accounting firm acceptable to both Parent and the Shareholder Representative (the “Independent Accounting Firm”) shall be instructed to resolve any unresolved objections related to accounting matters within thirty (30) days of submission. The Independent Accounting Firm’s decision shall be based solely on the Closing Date Statement, the Statement of Objections, supporting work papers and any written position papers submitted by the parties within five (5) days of submission of the dispute to the Independent Accounting Firm. The

Independent Accounting Firm’s resolution of the accounting matters shall be conclusive, binding upon the parties, nonappealable, and not be subject to further review, and shall be considered a final arbitration award that is enforceable pursuant to the terms of the Federal Arbitration Act.

(c)

If the Closing Date Statement as finally determined reflects a Final Downward Adjustment, the Final Downward Adjustment shall be withdrawn first, from the True-Up Reserve Amount on deposit pursuant to the Escrow Agreement, and second, if the True-Up Reserve Amount is not sufficient, from the then available portion of the Indemnification Amount on deposit pursuant to the Escrow Agreement (with no liability to the Shareholders or the Shareholder Representative if the True-Up Reserve Amount and the Indemnification Amounts are not sufficient). Any remaining portion of the True-Up Reserve Amount on deposit pursuant to the Escrow Agreement after the foregoing withdrawal shall be promptly deposited with the Disbursing Agent for payment to the Shareholders in accordance with the Shareholders’ Pro-Rata Portion, as final payment to the Shareholders, except to the extent any further amounts are released to the Shareholders from the Escrow Agreement.

(d)

If the Closing Date Statement as finally determined reflects a Final Upward Adjustment, Parent shall within 5 Business Days deposit the Final Upward Adjustment with the Disbursing Agent. In such event, Parent and the Shareholder Representative shall also direct the Escrow Agent to deposit the True-Up Reserve Amount (the True-Up Reserve Amount, together with any Final Upward Adjustment, is referred to as the “Additional Payment”) with the Disbursing Agent for payment to the Shareholders. The Disbursing Agent shall promptly pay to each Shareholder such Shareholder’s Pro-Rata Portion of the Additional Payment as final payment to the Shareholders, except to the extent any further amounts are released to the Shareholders from the Escrow Agreement.

3.5 Escrow.

(a)

On the Closing Date, Parent and the Shareholder Representative will execute and deliver an Escrow Agreement substantially similar to Exhibit C attached hereto, by and among Parent, the Shareholder Representative and the Escrow Agent (the “Escrow Agreement”), and Parent will deliver to the Escrow Agent, as agent, the Escrow Amount. The True-Up Reserve Amount shall be used to pay any Final Downward Adjustment, with the balance of any amount not so used being paid as set forth in Section 3.4. The Indemnification Amount shall be applied to satisfy any indemnity claims of Parent, the Surviving Corporation and their respective Indemnified Parties (if any) under Article IX and to pay the remaining portion of any Final Downward Adjustment if the True-Up Reserve Amount is not sufficient for such payment. The Shareholder Fund

Amount shall be available to reimburse the Shareholder Representative for out-of-pocket costs and expenses incurred in the performance of his duties hereunder (including, without limitation, costs incurred in connection with filing of Tax returns or audit costs of filed Tax returns) and to pay attorneys and accountants employed by the Shareholder Representative necessary to discharge the duties as Shareholder Representative and to defend any indemnification claim, but shall not be used to satisfy any indemnification obligations under Article IX or to pay any Final Downward Adjustment. The Escrow Amount will be held by the Escrow Agent in available funds in accordance with the terms and conditions of the Escrow Agreement and will be disbursed as provided in the Escrow Agreement. Any funds released from the Indemnification Amount because such amounts are no longer subject to indemnification claims shall first be paid to the Shareholder Representative to reimburse the Shareholder Representative for any previously unreimbursed costs and expenses, and then if determined by the Shareholder Representative, transferred to the Shareholder Fund Amount to provide for any reasonably anticipated costs and expenses, with the balance of any unused Shareholder Fund Amount being deposited with the Disbursing Agent for payment to the Shareholders based on their Pro-Rata Portion when the Shareholder Representative determines such funds are not needed.

(b)

Nothing in this Agreement is intended, and nothing in this Agreement shall be interpreted as, imposing upon the Parent, Newco or the Surviving Corporation any liability, economic obligation, or guarantee in favor of the Shareholder Representative or any party to this Agreement or any third party, including without limitation any obligation of Parent, Newco or Surviving Corporation to contribute monies to the Shareholder Fund Amount.

3.6 Shareholders Meeting. The Company, acting through the Board of Directors, shall:

(a)

use all reasonable efforts to promptly prepare a proxy statement for the purposes of considering and taking action upon this Agreement (the “Proxy Statement”) and obtain and furnish the information required to be included by it in the Proxy Statement. The Company shall allow Parent reasonable opportunity to review and comment on the Proxy Statement and all amendments and supplements thereto;

(b)

except as otherwise provided in Section 6.2, include in the Proxy Statement (as defined above) the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and this Agreement;

(c)	except as otherwise provided in Section 6.2, the Company shall use its reasonable efforts to solicit proxies in connection with the Shareholders Meeting (as hereinafter defined); and

(d)

except as otherwise provided in Section 6.2, duly call, give notice of, convene and hold a special meeting of its shareholders for the purpose of considering and taking action upon this Agreement (the “Shareholders Meeting”), to be held as soon as practicable.

          3.7 Tax Withholding. The Disbursing Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any shareholder of the Company such amounts as the Shareholder Representative and Parent reasonably and in good faith determine are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Disbursing Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Shareholder in respect of which such deduction and withholding was made by the Disbursing Agent.

          3.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Outstanding Shares immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has demanded payment for such Shares in accordance with Sections 302A.471 and 302A.473 of the MBCA, if such Sections provide for dissenters’ rights for such Outstanding Shares in the Merger (“Dissenting Shares”), shall not be converted into the right to receive any merger consideration pursuant to the terms hereof, unless and until such holder fails to perfect or withdraws or otherwise loses the right to dissent and demand payment under the MBCA. If, after the Effective Time, any such holder fails to perfect or withdraws or loses the right to demand payment, then such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the merger consideration to which such holder is entitled pursuant to the terms hereof, without interest or dividends thereon, and such Outstanding Shares shall no longer be Dissenting Shares. The Company shall give Parent prompt notice of any notice received by the Company of intent to dissent and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such notice. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, with any such holder.

          3.9 No Further Rights or Transfers. Except for the surrender of the certificates representing the Outstanding Shares in exchange for the right to receive the merger consideration due with respect to such shares in accordance with the terms hereof with respect to each Outstanding Share or the perfection of dissenters’ rights with respect to the Dissenting Shares, at and after the Effective Time, the holder of Outstanding Shares shall cease to have any rights as a shareholder of the Company, and no transfer of Outstanding Shares shall thereafter be made on the stock transfer books of the Surviving Corporation.

          3.10 Appointment of Shareholder Representative.

          (a) Each Shareholder, by approval of this Agreement (whether or not such Shareholder votes in favor of this Agreement) and by accepting the Estimated Per Share Merger Consideration and the Final Per Share Merger Consideration, hereby irrevocably constitutes and appoints Walter S. Clay as the true and lawful agent and attorney-in-fact (the “Shareholder Representative”) with the powers set forth herein. If Walter S. Clay is unwilling or unable to serve as Shareholder Representative, a successor Shareholder Representative shall be appointed by a plurality of Persons who held Outstanding Shares immediately prior to the Effective Time, with each such Person voting based on the number of Outstanding Shares so held. The absence of a Shareholder Representative, due to resignation or any other reason whatsoever, shall not impair or prejudice any right or remedy Parent may have at law or equity or under the terms of this Agreement.

          (b) Parent shall be entitled to rely upon any communication or writings given by or to, or executed by, the Shareholder Representative. All notices to be sent to any Shareholder pursuant to this Agreement or any other agreement contemplated hereby or delivered in connection herewith may be addressed to the Shareholder Representative and any notice so sent or delivered shall be deemed proper and sufficient notice to each Shareholder hereunder. The Shareholders hereby consent and agree that the Shareholder Representative is authorized to accept and deliver notice on behalf of each Shareholder pursuant hereto and pursuant to all other agreements contemplated hereby or delivered in connection herewith and to deliver waivers and consents on behalf of each Shareholder.

          (c) The Shareholder Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Shareholder with full power in his, her, or its name and on his, her, or its behalf to act according to the terms of this Agreement and the Escrow Agreement and all other agreements contemplated hereby or thereby or delivered in connection herewith or therewith in the absolute discretion of the Shareholder Representative, and in general to do all things and to perform all acts including amending this Agreement or the Escrow Agreement (other than to reduce the Final Per Share Merger Consideration by more than one percent (1%)) and executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable in connection with this Agreement or the Escrow Agreement. This power of attorney and all authority hereby conferred is granted subject to the interest of the other Shareholders hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and coupled with an interest and shall not be terminated by any act of any Shareholder or by operation of law, whether by death or other event. In addition to the foregoing, the Shareholder Representative shall have full power and authority on behalf of the Shareholders to (i) take any action which the Shareholder Representative is required or permitted to take under this Agreement, the Escrow Agreement and related documents and (ii) negotiate, settle and compromise and otherwise handle all claims of the Parent Parties with respect to Company Related Damages.

          (d) Nothing in this Agreement is intended, and nothing in this Agreement shall be interpreted as, imposing upon the Shareholder Representative, as the agent and attorney-in fact for the Shareholders any personal liability, personal economic obligation, or personal guarantee in favor of any party to this Agreement or any third party. The Shareholder Representative and any agent employed by the Shareholder Representative shall not have any liability to any Shareholder related to the Shareholder Representative’s duties hereunder, except for intentional fraud, willful misconduct or bad faith. The Shareholders agree to indemnify and hold the Shareholder Representative harmless (based on such Shareholder’s Pro-Rata Portion) against any loss, liability or expense incurred without fraud, willful misconduct or bad faith on the part of the Shareholder Representative, arising out of or in connection with carrying out its duties hereunder, including the costs and expenses of defending against any claim of liability in connection with the exercise or performance of any of its powers or duties hereunder (including reasonable attorney’s fees and expenses).

          (e) In furtherance of its role, the Shareholder Representative shall be entitled to incur such reasonable costs and expenses as the Shareholder Representative may deem appropriate under the circumstances, which expenses may include, but shall not be limited to, hiring attorneys, accountants, appraisers, and other professional advisors. Each Shareholder shall be responsible to reimburse the Shareholder Representative for such Shareholder’s Pro Rata Portion of all such costs and expenses incurred by the Shareholder Representative within ten days of written notification from the Shareholder Representative. The Shareholder Representative shall receive a fee of $2,000.00 per month for his services, which amount shall be paid from the Shareholder Fund Amount (it being understood that neither the Surviving Corporation, Parent, Newco nor any of their respective Affiliates shall have any liability or obligation for any costs or expenses relating to or incurred by the Shareholder Representative).

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby makes the representations and warranties in the following sections of this Article IV to Parent and Newco, except as qualified or supplemented by schedules in the Company Disclosure Schedule attached hereto. Each such schedule is numbered by reference to representations and warranties in a specific section of this Article IV; provided, however, that an exception or qualification to any representations or warranties in one section shall be deemed disclosed with respect to each other warranty or representation in this Agreement only to the extent that it is reasonably apparent that such exception or qualification should apply to such other section in this Agreement. The inclusion of any exception, qualification or supplemental disclosure to such Company Disclosure Schedule shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          4.1 Corporate Organization and Qualification. Schedule 4.1 contains a correct and complete list of the Subsidiaries as of the date hereof. Each of the Company Parties is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except where failure to so qualify or be in good standing would not have a Company Material Adverse Effect. Each of the Company Parties has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have a Company Material Adverse Effect. The Company has previously made available to Parent complete and correct copies of the Company’s and each of its Subsidiary’s Articles of Incorporation, as amended, and By-Laws, as amended.

          4.2 Capitalization. The authorized capital stock of the Company consists of 270,000 shares of common stock, par value $10.00 per share (the “Shares”). As of May 31, 2007, 63,326 shares of Common Stock were issued and outstanding, which shares are owned by the shareholders of the Company as set forth on Annex B hereto, and there have been no changes since such date (“Outstanding Shares”). All of the Outstanding Shares of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 4.2, all outstanding shares of capital stock of the Company’s Subsidiaries are owned by the Company, free and clear of all Liens, charges, encumbrances, claims and options of any nature. Except as set forth above and on Schedule 4.2, there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which any Company Party is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any Shares or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any Shares or any shares of the capital stock of any of its Subsidiaries. Except as set forth on Schedule 4.2, (i) none of the Company Parties participates in or has any interest in any Joint Venture (the “Company Joint Ventures”), (ii) none of the Company Parties has any obligation to make any capital contributions, or otherwise provide assets or cash, to any Joint Venture and (iii) none of the Company Parties is party to or bound by any agreement (whether written or verbal) relating to any Joint Venture.

          4.3 Authority Relative to This Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the approval of the Merger and this Agreement by holders of the Outstanding Shares in accordance with the MBCA. The Board of Directors of the Company has determined this Agreement and the transactions contemplated hereby are fair to and in the best interest of the holders of the Outstanding Shares and has recommended the approval and adoption of this Agreement by the Company’s Shareholders. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Newco, constitutes the valid and binding agreement of the Company, and each of the ancillary agreements relating hereto to which the Company is a party has been duly authorized by the Company, and upon execution and delivery by the Company shall be enforceable against the Company in accordance with its terms, except that such enforceability may be limited in each case by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). The Company is not an “investment company,” as such term is defined in Section 3(a) of the Investment Company Act of 1940.

          4.4 Consents and Approvals; No Violation.

(a)	Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby will:

	(i)	conflict with or result in any breach of any provision of the respective articles of incorporation, as amended, or by-laws, as amended, articles of organization, as amended, or member control agreements, as amended, of any Company Party or, to the Knowledge of the Company, any Company Joint Venture;

(ii)

require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) the filing of the articles of merger pursuant to the MBCA and appropriate documents with the relevant authorities of other states in which any of the Company Parties are authorized to do business, if any, (C) such filings and consents as may be required by the Federal Communications Commission (the “FCC”) or the FCC Rules, or the rules and regulations promulgated by the Minnesota Public Utilities Commission (collectively the “State Communications Laws and Regulations”) as set forth on Schedule 4.4(a), (D) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement as set forth on Schedule 4.4(a), (E) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not individually or in the aggregate be material to the Company Parties taken as a whole, or (F) such filings, consents, approvals, orders, registrations and declarations as may be required as a result of the status or identity of Parent and/or Newco;

(iii)

except as set forth in Schedule 4.4(a), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, Company Permit, agreement or other instrument or obligation to which any of the Company Parties are party or by which any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which are not individually or in the aggregate material to the Company Parties taken as a whole or would not individually or in the aggregate adversely affect the consummation of the transactions contemplated hereby;

(iv)

to the Knowledge of the Executives, except as set forth in Schedule 4.4(a), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note,

Company Joint Venture Permit, agreement or other instrument or obligation to which any of the Company Joint Ventures are party or by which any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which are not individually or in the aggregate material to the applicable Company Joint Venture;

(v)

assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.4(a) are duly and timely obtained or made and, with respect to the Merger, the approval of the Merger and this Agreement by the Company’s Shareholders has been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company Parties or to any of their respective assets, except for violations which are not individually or in the aggregate material to the Company Parties taken as a whole or individually or in the aggregate would adversely affect the consummation of the transactions contemplated hereby; or

(vi)

to the Knowledge of the Executives and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.4(a) are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company Joint Ventures or to any of their respective assets, except for violations which are not individually or in the aggregate material to the applicable Company Joint Venture.

(b)

The affirmative vote of more than 66 2/3% of the voting power of the Outstanding Shares in favor of the approval of this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of the Company’s or its Subsidiaries’ securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

          4.5 Financial Statements; Undisclosed Liabilities.

(a)

Schedule 4.5(a) contains (i) the audited consolidated balance sheet of the Company as of December 31, 2006 (the “Year-End Balance Sheet”) and the related audited consolidated statements of income and cash flows for the fiscal year then ended, together with the appropriate notes to such financial statements and the report thereon of Olsen Thielen & Co., Ltd. (the “Year-End Financials”) and (ii) the unaudited consolidated balance sheet of the Company (the “Interim Balance Sheet”) as of March 31, 2007 (the “Balance Sheet Date”) and the related unaudited statements of income and cash flows for the six (6) months then ended (the “Interim Financials” and, together with the Year-End Financials, the “Financial Statements”). The Financial Statements (a) comply in all material respects with applicable accounting requirements, (b) have been prepared in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein), and (c) present fairly, in all material respects, the consolidated financial position of the Company Parties as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the Interim Financials, to normal year-end adjustments).

(b)

Except as set forth on Schedule 4.5(b), none of the Company Parties has any liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which are not shown or which are in excess of amounts shown or reserved for in the Interim Balance Sheet, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than:

(i)

liabilities or obligations of the same nature as those set forth in the Interim Balance Sheet reasonably incurred in the ordinary course of business consistent with past practices since the Balance Sheet Date, or

(ii)

liabilities and obligations that would not, individually or in the aggregate, be material to the Company Parties taken as a whole (it being understood that for purposes of this Section 4.5(b)(ii), liabilities or obligations that, individually or in the aggregate, exceed $75,000 shall be material).

          4.6 Absence of Certain Changes or Events.

(a)

Since the Balance Sheet Date, the Company has not suffered any Company Material Adverse Effect and there are not any facts, circumstances or events that are reasonably likely to have a Company Material Adverse Effect.

(b)

Since the Balance Sheet Date, except as disclosed on Schedule 4.6(b), the business of the Company Parties has been conducted in the ordinary course consistent with past practices and there has not been:

(i)

any declaration, setting aside or payment of any dividend or other distribution with respect to any Outstanding Shares, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

(ii)

any split, combination or reclassification of any shares of the Company or any of its Subsidiaries or any issuance or the authorization of any issuance of any securities of the Company or any of its Subsidiaries;

(iii)	any amendment of any term of any outstanding security of the Company or any of its Subsidiaries;

(iv)	any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money;

(v)	any creation or other incurrence by the Company or any of its Subsidiaries of any Lien on the Outstanding Shares or any other material asset;

(vi)

any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in Subsidiaries in the ordinary course of business consistent with past practices;

(vii)

any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries of more than $25,000, individually or in the aggregate;

(viii)

any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets and whether such transaction has entered into with an independent third Person or as an Affiliate of the Company);

(ix)

any relinquishment by the Company or any of its Subsidiaries of any contract or other right, other than in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

(x)	any change in any method of accounting or accounting principles or practice by the Company or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP;

(xi)

other than as disclosed on Schedule 4.10(a) and Schedule 4.10(d), any (1) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (2) new or increase in benefits payable under any existing severance or termination pay policies or employment agreements, (3) any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any director or officer of the Company or any of its Subsidiaries, the establishment, adoption or amendment (except as required by applicable Law) of any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries, (4) increase in compensation, bonus or other benefits payable to any director or officer of the Company or any Subsidiary of it, or increase in compensation of any employee of the Company or any of its Subsidiaries other than the Company wide annual adjustment in compensation in the ordinary course of business, consistent with past practice, or (5) loans by the Company or its Subsidiaries to any officer, director or any employee, forgiveness of any indebtedness owed by an officer, director or employee to the Company or any of its Subsidiaries or guarantees by the Company or any of its Subsidiaries of any obligations of any officer, director or employee;

(xii)	any hiring or termination of any officer, member of senior management or key employee or consultant;

(xiii)

any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(xiv)

any Tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any amended Tax returns or claims for Tax refunds filed, any closing agreement entered into, any Tax claim, audit or assessment settled, or any right to claim a Tax refund, offset or other reduction in Tax liability surrendered;

(xv)	any material change in the business or the operations of the Company or any of its Subsidiaries;

(xvi)	any making of any capital expenditure or entry into any contract or commitment therefor, that individually or in the aggregate exceeds $100,000;

(xvii)

any payment of any claims against such entity (including settlement of any claims and litigation against such entity or the payment or settlement of any obligations or liabilities of such entity), other than in the ordinary course of business consistent with past practice;

(xviii)

making of any forward purchase commitments (other than those in the aggregate involving less than $100,000), except as required in the ordinary course of business to fulfill specific customer orders obtained before such purchase commitment was made;

(xix)

any acceleration or delay of the collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice;

(xx)

any delay or acceleration of the payment of any account payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practice;

(xxi)	any taking of any action to accelerate purchasing by distributors, sales representatives or any other sales channels, including the offer of any exceptional discount or extended payment terms; or

(xxii)	any entry into any contract, agreement, arrangement or understanding by the Company or any of its Subsidiaries to do any of the things described in the preceding clauses (i) through (xxi).

          4.7 Litigation. Except as disclosed on Schedule 4.7, as of the date of this Agreement there are no actions, claims, suits, charges, proceedings or governmental investigations pending or, to the Knowledge of the Company, threatened, against or affecting any of the Company Parties, or which seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated hereby. Except as disclosed on Schedule 4.7, to the Knowledge of the Executives, as of the date of this Agreement there are no actions, claims, suits, charges, proceedings or governmental investigations pending or threatened, against or affecting any of the Company Joint Ventures.

          4.8 Proxy Statement. The Proxy Statement and similar materials distributed to the Company’s shareholders in connection with the Merger, including any amendments or supplements thereto will comply in all material respects with applicable federal securities laws, and the Proxy Statement will not, at the time that it or any amendment or supplement thereto is mailed to the Company’s Shareholders, at the time of the Shareholders Meeting or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading except that no representation is made by the Company with respect to information supplied by Newco or Parent for inclusion in the Proxy Statement.

          4.9 Taxes.

(a)

Tax Returns. For all years for which the applicable statutory period of limitation has not expired, the Company Parties have (and, to the Knowledge of the Executives, each of the Company Joint Ventures has)

timely and properly filed all material federal, state, local and foreign Tax returns (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) which were or (in the case of returns not yet due but due on or before the date of the Closing, taking into account any valid extension of the time for filing) will be required to be filed. The Company Parties have (and, to the Knowledge of the Executives, each of the Company Joint Ventures has) paid all Taxes (including interest and penalties) and withholding amounts owed by them (whether or not shown on any tax return). No unpaid Tax deficiencies have been proposed or assessed in writing against the Company Parties (or, to the Knowledge of the Executives, any of the Company Joint Ventures), and no Tax deficiencies, whether paid or unpaid, have been proposed or assessed in writing against the Company Parties (or, to the Knowledge of the Executives, the Company Joint Ventures) since January 1, 2004. Except as set forth in Schedule 4.9, neither the Company Parties (nor, to the Knowledge of the Executives, the Company Joint Ventures), are liable for any Taxes attributable to any other Person, whether by reason of being a member of another affiliated group, being a party to a Tax sharing agreement, as a transferee or successor, or otherwise.

(b)

Audits. There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of the Company, threatened against or with respect to the Company Parties in respect of any Tax (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) or Tax return. To the Knowledge of the Executives, there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to any of the Company Joint Ventures in respect of any Tax (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) or Tax return. Except as set forth in Schedule 4.9, none of the Company Parties (and, to the Knowledge of the Executives, none of the Company Joint Ventures) is a current beneficiary of any extension of time within which to file any Tax return, and none of Company Parties has (and, to the Knowledge of the Executives, none of the Company Joint Ventures has) consented to any extension of the statute of limitations with respect to any open federal, state or local Tax returns.

(c)

Liens. Except as set forth in Schedule 4.9, there are no Tax liens upon any property or assets of the Company Parties (or, to the Knowledge of the Executives, the Company Joint Ventures) except for liens for current Taxes not yet due and payable.

(d)

Withholding Taxes. The Company Parties have (and, to the Knowledge of the Executives, each of the Company Joint Ventures has) properly withheld and timely paid all material withholding and employment Taxes which they were required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to their employees or independent contractors. All Forms W-2 and 1099 relating to the Company Parties required to be filed have been timely and properly filed except where the failure to file is not individually or in the aggregate material to the Company Parties taken as a whole. To the Knowledge of the Executives, all Forms W-2 and 1099 relating to the Company Joint Ventures required to be filed have been timely and properly filed except where the failure to file is not individually or in the aggregate material to the applicable Company Joint Venture.

(e)

Other Representations. None of the Company Parties (or, to the Knowledge of the Executives, any of the Company Joint Ventures) have filed any consent under Section 34l(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341 (f)(4) of the Code) owned by any of the Company Parties or the Company Joint Ventures. Except as set forth in Schedule 4.9, there is no contract, agreement, plan or arrangement to which any of the Company Parties (or, to the Knowledge of the Executives, any of the Company Joint Ventures) is a party, including but not limited to the provisions of this Agreement, covering any employee or former employee of any such party that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162(m) of the Code or provides reimbursement or indemnification of any officer, director or employee for any Tax liability of such person under Code Sections 409A or 4999. Except as set forth on Schedule 4.9, during the five-year period ending on the date hereof, none of the Company Parties (or, to the Knowledge of the Executives, any of the Company Joint Ventures) was a distributing or controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f)

Except as set forth on Schedule 4.9, the Company Parties will not be required (and, to the Knowledge of the Executives, none of the Company Joint Ventures will be required) to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of the Closing as a result of any:

	(i)	Change in method of accounting for a taxable period ending on or prior to the date of the Closing;

	(ii)	“closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the date of the Closing;

	(iii)	intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision or state, local or foreign income Tax law);

(iv)	installment sale or open transaction disposition made on or prior to the date of the Closing; or

(v)	prepaid amount received on or prior to the date of the Closing.

          4.10 Employee Benefit Plans; Labor Matters.

(a)

Schedule 4.10(a) contains a correct and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, consulting, sales, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) fringe benefits or prerequisites which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee, former employee, director or service provider of the Company or any of its Subsidiaries, or with respect to which the Company or any ERISA Affiliate has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof and material employee communications (including Summary Plan Descriptions) have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Tax return (Form 990) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Company Plans.” “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(b)

Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, or has any liability with respect to any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

(c)

With respect to the Company Plans: (i) each Company Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination letter from the Internal Revenue Service (the “IRS”) that it is so qualified and nothing has occurred since the date of such letter that is reasonably likely to affect the qualified status of such Company Plan; (ii) each Company Plan has been operated in all material respects in accordance with its terms and the requirements of applicable Law; (iii) neither the Company nor any of its

ERISA Affiliates maintains or contributes to or has any liability with respect to any defined benefit plan subject to Title IV of ERISA.

(d)

Schedule 4.10(d) sets forth a true and complete list of each director, officer and employee of the Company Parties as of August 2, 2007, the title or job classification of each such person, and the compensation to be paid to each such person during 2007, and a list of any employee who is on a leave of absence from the Company, the date such leave began, the date the leave is expected to end and the benefits received during the leave.

(e)

None of the Company Parties is a party to any collective bargaining agreement, and none of them are under any obligation to bargain in good faith for the same. To the Knowledge of the Executives, none of the Company Joint Ventures is a party to any collective bargaining agreement, and none of them are under any obligation to bargain in good faith for the same.

(f)

There has not been, there is not presently pending or existing, and to the Company’s Knowledge there is not threatened: any strike, shutdown, picketing, work stoppage, or employee grievance process. Except as set forth on Schedule 4.10(f), there are no proceedings against or affecting the Company Parties relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including but not limited to any charge or complaint filed by an employee, former employee, applicant or union with a court of law, the National Labor Relations Board, the U.S. Department of Labor, the Occupational Safety and Health Administration, the Office of Federal Contract Compliance, the Equal Employment Opportunity Commission, Immigration Compliance & Enforcement, Homeland Security or any comparable government body; any organizational activity; or other labor or employment dispute against or affecting the Company Parties or its premises, and including but not limited to any charge or claim for wrongful termination, discrimination, harassment, breach of implied or express contract, defamation, promissory estoppel, breach of covenant of good faith and fair dealing, unfair labor practices, wage and hour violations, and for violation of any federal, state, or local laws governing employment.

(g)

Except as disclosed in Schedule 4.10(g), all employees of Company Parties are employed at-will and may be terminated by the Surviving Corporation without cause, without any liability and without obligation other than compliance with applicable benefits continuation laws.

(h)

The Company Parties have complied in all material respects with all provisions of applicable Law pertaining to the employment of employees, including, without limitation, all such laws relating to labor relations, equal employment, fair employment practices, entitlements, prohibited discrimination or other similar employment practices or acts.

(i)

Each employee hired within the previous three years has completed and the Company Parties have obtained a U.S. Citizenship and Immigration Services (USCIS) Form I-9 in accordance with applicable rules and regulations, and to the Knowledge of the Company, there are no current employees who are not in lawful status pursuant to the immigration laws of the United States.

          4.11 Environmental Laws and Regulations. Except as set forth in Schedule 4.11, (i) the Company Parties are, and at all times have been, in compliance in all material respects with all applicable federal (including, without limitation, CERCLA and TSCA), state (including, without limitation, MERLA), local and foreign laws, requirements, orders and standards of conduct and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, “Environmental Laws”), (ii) none of the Company Parties has received written notice of, or, is the subject of, any action, cause of action, claim, investigation, demand or notice by any Person or entity alleging liability under or noncompliance with any Environmental Law, (iii) the past and present Company Property (including soils, groundwaters, surface water, buildings or other structures) is not contaminated with any Hazardous Substances, (iv) to the Knowledge of the Executives, the past and present Company Joint Venture Property (including soils, groundwaters, surface water, buildings or other structures) is not contaminated with any Hazardous Materials, (v) none of the Company Parties are subject to liability for any Hazardous Substances disposed on or contamination of any third party property, (vi) none of the Company Parties are subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or are subject to any indemnity or other agreement with any third party relating to liability under Environmental Laws or relating to Hazardous Substances, (vii) the Company Parties are in compliance with all permits, licenses, certificates and other authorizations relating to Environmental Laws, and (viii) to the Knowledge of the Company, none of the Company Parties is subject to any circumstances or conditions that could reasonably be expected to result in any claims, liabilities, investigations, costs or restrictions on the ownership, use or transfer of any of its properties under Environmental Laws. The Company has provided to Parent copies of all reports, surveys, studies and similar documents within the Company’s possession or control regarding compliance with Environmental Laws, the presence of Hazardous Substances and similar matters with respect to Real Property (as hereinafter defined).

          4.12 Intangible Property.

(a)

Schedule 4.12 contains a list of all United States and foreign (i) registrations and applications for copyrights, (ii) issued and pending patents (and all reissues) and patent applications (including the name of the holder of any such issued or pending patent or patent application) and (iii) registrations and applications for trademarks, and of other marks, trade names, brand names or other trade rights, in each case that are owned or licensed to the Company Parties (collectively, the “Intangible

Property”). The Company or a Subsidiary of the Company is the owner of, or a licensee under a valid and enforceable license for, all items of Intangible Property that are used by the Company or any of its Subsidiaries in all jurisdictions where their businesses have been or are being conducted. The consummation of the transactions contemplated hereby will not impair the Company’s or any of its Subsidiaries’ ownership or use of any Intangible Property.

(b)

None of the Company Parties have received any notice that its or any third party’s use of any item of Intangible Property is interfering with, infringing upon or otherwise violating the rights of such Company Party or any third party in or to such Intangible Property, and no proceedings have been instituted against or written (or, to the Knowledge of the Company, verbal) notices have been received by any Company Party alleging that the use or proposed use of any item of Intangible Property by any such Company Party or any third party infringes upon or otherwise violates any rights of any such Company Party or a third party in or to such Intangible Property and, to the Knowledge of the Company, there is no basis for such claim or proceeding.

          4.13 Compliance with Laws and Orders. Except as set forth in Schedule 4.13, the Company Parties have complied in all material respects with all (i) laws, statutes, rules and regulations, codes, ordinances having the effect of law of the United States or any state, county, city or other political subdivision thereof or of any other domestic or foreign government or regulatory authority, including those pertaining to electrical, building, zoning, subdivision, land use and occupational safety and health requirements (“Laws”) and (ii) writs, judgments, decrees, injunctions or similar orders of any governmental or regulatory authority, in each case, whether preliminary or final, (an “Order”), which Laws or Orders are applicable to the Company Parties or any of their respective assets and properties. The Shareholder Representative does not have any actual knowledge that the Company Joint Ventures have failed to comply in all material respects with all Laws and Orders that are applicable to the Company Joint Ventures or any of their respective assets and properties.

          4.14 Certain Agreements.

(a)

Except as set forth in Schedule 4.14(a), none of the Company Parties is a party to any oral or written agreement or plan, including any Company Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Except as described in Schedule 4.14(a), the transactions contemplated by this Agreement will not constitute a “change of control” under, require the consent from or the giving of notice to any third party pursuant to, or accelerate the vesting or repurchase rights under, the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage or indenture or any license, lease, contract agreement or other instrument or obligation to which any Company Party (or, to the Knowledge of the Executives, any Company Joint Venture) is a party or by which any of them or any of their properties or assets may be bound. Except as set forth in Schedule 4.14(a), (i) there are no amounts payable by any Company Party to any of its officers or other employees as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination and (ii) to the Knowledge of the Executives, there are no amounts payable by any Company Joint Venture to any of its officers or other employees as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination.

(b)	Except as set forth on Schedule 4.14(b), none of the Company Parties is a party to or bound by:

	(i)	any (x) lease or sublease of real property or (y) other lease or sublease providing for annual rentals of $25,000 or more;

(ii)

any agreement for the sale, purchase or license of materials, supplies, goods, services, equipment or other tangible or intangible assets providing for scheduled annual payments by or to the Company Parties or the Company Joint Ventures of $25,000 or more;

	(iii)	development, alliance, agency, dealer, sales representative, marketing, distribution, or other similar agreement or arrangement;

	(iv)	any agreement, contract or commitment relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2002;

(v)

any mortgages, indentures, loans or credit agreements, security agreements or other written agreements or instruments relating to the borrowing of money or extension of credit (including any interest rate swap, cap, collar, hedge or similar agreement);

	(vi)	any guarantee of the obligations of customers, suppliers, officers, directors, employees or others;

(vii)

any agreement with any Affiliate of the Company (or any of its Subsidiaries or any Company Joint Venture), with any director or officer of the Company Parties or any Company Joint Venture (including, without limitation, indemnification agreements), or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

	(viii)	any contract, instrument or arrangement relating to Permitted Liens on the Real Property;

	(ix)	any agreement containing a non-compete agreement or other covenant that in either case would by its terms limit the freedom of the Company Parties to compete with any third party;

(x)

except for negotiable instruments in the process of collection, any power of attorney outstanding or any contract, commitment or liability (whether absolute, accrued, contingent or otherwise) or any agreement whereby the Company Parties is a guarantor, surety, co-signer, endorser, co-maker, or indemnitor in respect of the contract or commitment of any other Person;

(xi)

any leases, subleases, easements, licenses, deeds or contracts for deed or other use agreements by which the Company Parties occupy or have the right to use or access land, tower or other structures or spaces (collectively “Access Rights”);

(xii)

any licensing or other agreements with respect to patents, trademarks, copyrights, or other intellectual properties (other than commercially available software which has a replacement value, in the aggregate, of less than $100,000);

	(xiii)	any investment banking agreement or financial advisory agreement; or

	(xiv)	any other agreement, commitment, arrangement or plan not made in the ordinary course of business.

(c)

Each agreement, contract, instrument, plan, lease, arrangement or commitment disclosed or required to be disclosed pursuant to Section 4.14(b) is referred to as a “Scheduled Agreement” and is a valid and binding agreement of the applicable Company Party, and is in full force and effect with respect to such Company Party. To the Knowledge of the Company, except as set forth on Schedule 4.14(b), none of the Company Parties, or any other party thereto is in default or breach in any material respect under the terms of any such Scheduled Agreement.

(d)	Except as otherwise disclosed on Schedule 4.14(d), all of the indebtedness referred to in Section 4.14(b)(v) is prepayable without penalty or premium.

          4.15 Permits. The Company Parties hold all permits, licenses, franchises, variances, exemptions, orders, privileges, registrations, immunities, certificates and approvals of all governmental or regulatory authority that are required from them to own, lease or operate their assets and to carry on their businesses as currently conducted (the “Company Permits”), except where the failure to have such Company Permit would not individually or in the aggregate be material to any of the Company Parties. Schedule 4.15 sets forth a list of each Company Permit, complete and correct copies of which have been provided to Parent. Except as set forth on Schedule 4.15, the consummation of the transactions contemplated hereby would not cause the revocation or cancellation of any Company Permit. There is no outstanding notice of cancellation or termination or, to the Knowledge of the Company, any threatened cancellation or termination of the Company Permits, and the Company Parties have complied in all material respects with the terms and conditions of such Company Permits. The Company Permits are not subject to any restrictions or conditions that limit the operation of the business, other than customary restrictions or limitations that are generally applicable to permits of that type. Except as set forth on Schedule 4.15, (i) there are no applications by the Company Parties or, to the Knowledge of the Company, complaints by customers before the FCC or state regulatory authorities which administer State Communications Laws and Regulations and (ii) there are no investigations, inquiries or proceedings pending or, to the Knowledge of the Company, threatened related to the Company Permits with the FCC or the state regulatory authorities which administer State Communications Laws and Regulations.

          4.16 Brokers and Finders. Except for the fees and expenses payable to Stifel, Nicolaus & Company, Incorporated, which fees and expenses are reflected in its agreement with the Company (and which constitute Transaction Expenses), the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

          4.17 Opinion of Financial Advisor. The Company has received the opinion of Stifel, Nicolaus & Company, Incorporated dated August 3, 2007, to the effect that, as of such date, the merger consideration to be received by the Shareholders of the Company pursuant to the Merger is fair to such Shareholders from a financial point of view.

          4.18 Assets.

(a)

The Company and each of its Subsidiaries have good and marketable title, free and clear of all Liens except for Permitted Liens, to all of their respective assets and properties reflected in the Interim Financials, or with respect to leased properties and assets, valid leasehold interests therein. Except as set forth on Schedule 4.18(a), the assets owned or leased by the Company Parties constitute all of the material assets used in their business. All such assets are in good operating condition, ordinary wear and tear excepted.

(b)

Schedule 4.18(b) sets forth (i) a list of each parcel of real property owned by any of the Company Parties (the “Company Owned Real Property”) and (ii) a list of each option, right of first refusal, right of first offer or similar right held by any of the Company Parties to acquire any real property. The Company Parties have good and marketable fee simple title to all of the Company Owned Real Property, free and clear of all Liens other than Permitted Liens. To the Knowledge of the Company, all buildings, structures and other improvements on the Company Owned Real Property (a) conform in all material respects with all applicable Laws and (b) do not encroach on the property of others. All public utilities, including water, sewer, gas, electric, telephone and drainage facilities, give adequate service to the Company Owned Real Property, and the Company Owned Real Property has unlimited access to and from publicly dedicated streets. To the Knowledge of Company, there are no pending special Taxes or assessments relating to the Company Owned Real Property. There is no condemnation or eminent domain proceeding pending or, to the Knowledge of the Company, threatened against the Company Owned Real Property or any part thereof; all bills and claims for labor performed or materials supplied to or for the benefit of such Company Owned Real Property which are due have been paid in full and there are no perfected or unperfected mechanics or materialmen’s liens. No Company Owned Real Property nor any portion thereof is listed in any national, state or local register of historic places or areas. Other than the Company Leased Real Property (as hereinafter defined), the Company Owned Real Property constitutes all of the real property used by the Company Parties on the date hereof.

(c)

Schedule 4.18(c) sets forth a list of each lease, license or similar agreement (excluding, for these purposes, easements) under which (i) any of the Company Parties is lessee of, or holds, uses or operates any real property owned by any third Person (the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”), (ii) any Company Party is lessor of any of the Company Owned Real Property. Except as set forth in Schedule 4.18(c), the Company Parties have the right to quiet enjoyment of all of its Company Leased Real Property described in such Schedule for the full term of each such lease or similar agreement (and any renewal option) relating thereto, and the leasehold or other interest of the Company Parties in such Company Leased Real Property is not subject or subordinate to any Lien except for Permitted Liens. None of the Company Parties has received any notices or demands that would affect their ownership or rights in the Company Owned Real Property or their rights as a tenant with respect to any Company Leased Real Property.

(d)

No director, officer, employee or Affiliate of the Company or any of its Subsidiaries (collectively, “Related Persons”) owns or has an interest in any assets used in the business of any of the Company Parties. Except as set forth in Schedule 4.18(d), (i) none of the Company Parties owes any amount to any Related Person (other than for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business as disclosed to Parent) and none of such Related Persons owes any amount to any of the Company Parties and (ii) to the Knowledge of the Executives, none of the Company Joint Ventures owes any amount to any Related Person (other than for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business as disclosed to Parent) and none of such Related Persons owes any amount to any of the Company Joint Ventures.

          4.19 Indebtedness and Guaranties. Except as set forth in Schedule 4.19, (i) none of the Company Parties is obligated with respect to, and none of them has any liability for, any Indebtedness and none of the Company Parties is a party to any derivative financial instrument, hedge or swap (including with respect to interest rates or foreign currency) and (ii) to the Knowledge of the Executives, none of the Company Joint Ventures is obligated with respect to, and none of them has any liability for, any Indebtedness and, to the Knowledge of the Company, none of the Company Joint Ventures is a party to any derivative financial instrument, hedge or swap (including with respect to interest rates or foreign currency). The Company has delivered to Parent (i) correct and complete copies of all documents relating to any such Indebtedness of the Company Parties or any derivative financial instrument, hedge or swap and (ii) correct and complete copies of all documents relating to any such Indebtedness of the Company Joint Ventures or any derivative financial instrument, hedge or swap which the Company has in its possession. Except as set forth in Schedule 4.19, (i) none of the Company Parties has any liability or obligation, directly or indirectly, as a guarantor or indemnitor in respect of any liability or obligation of any third Person (including, without limitation, the Company Joint Ventures) and (ii) to the Knowledge of the Executives, none of the Company Joint Ventures has any liability or obligation, directly or indirectly, as a guarantor or indemnitor in respect of any liability or obligation of any third Person (including, without limitation, the Company Parties).

          4.20 Accounts Receivable. The accounts receivable of the Company as set forth on the Interim Balance Sheet or arising since the date thereof (the “Accounts Receivable”) are valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice. Except as set forth in Schedule 4.20, no debtor that is obligated on any of the Accounts Receivable has refused or, to the Knowledge of the Company, threatened to refuse, to pay its obligations for any reason, or has otherwise made a claim of set-off or similar claim and, to the Knowledge of the Company, no account debtor or note debtor of any Accounts Receivable is insolvent or bankrupt. Schedule 4.20 sets forth an aging list of all Accounts Receivable, which is complete and accurate in all respects as of March 31, 2007.

          4.21 Lines. As of July 25, 2007, the Company Parties serve a total of 15,301 telephone access lines, 4,581 video customers and 7,446 internet customers.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

          Each of Parent and Newco represent and warrant jointly and severally to the Company that:

          5.1 Corporate Organization and Qualification. Each of Parent and its subsidiaries and Newco is a corporation or other entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not have a Parent Material Adverse Effect. Each of Parent and its subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have a Parent Material Adverse Effect.

          5.2 Authority Relative to This Agreement. Each of Parent and Newco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Newco of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Newco and by Parent as sole shareholder of Newco, and no other corporate proceedings on the part of Parent and Newco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Newco and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Parent and Newco, and each of the ancillary agreements relating hereto to which Parent or Newco is a party has been duly authorized, and upon execution and delivery by Parent or Newco, as the case may be, shall enforceable against each of them in accordance with its terms, except that such enforceability may be limited in each case by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

          5.3 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Newco nor the consummation by Parent and Newco of the transactions contemplated hereby will:

(a)	conflict with or result in any breach of any provision of the articles of incorporation, as amended, or the by-laws, respectively, of Parent or Newco;

(b)

require any consent, approval, authorization, permit or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR Act, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) the filing of the articles of merger pursuant to the MBCA, (iv) such filings and consents as may be required by the FCC or the FCC Rules or under the State Communications Laws and Regulations, (v) as may be required by any applicable state securities or “blue sky” laws or state takeover laws, (vi) such filings, consents, approvals, orders, registrations, declarations and filings as may be required under the laws of any foreign country in which Parent or any of its subsidiaries conducts any business or owns any assets, (vii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement or (viii) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not individually or in the aggregate be material to Parent and its subsidiaries taken as a whole;

(c)

result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its subsidiaries may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which are not individually or in the aggregate material to Parent and its subsidiaries taken as a whole or would not individually or in the aggregate adversely affect the consummation of the transactions contemplated hereby; or

(d)

assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its subsidiaries or to any of their respective assets, except for violations which would not individually or in the aggregate be material to Parent and its subsidiaries taken as a whole or adversely affect the consummation of the transactions contemplated hereby.

          5.4 Proxy Statement. None of the information supplied by Parent or Newco in writing for inclusion in the Proxy Statement will, at the time that it or any amendment or supplement thereto is mailed to the Company’s Shareholders, at the time of the Shareholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          5.5 Financing. Parent has provided to the Company a copy of the financing commitment letter from CoBank ACB, including all exhibits, schedules or amendments thereto (the “Financing Letter”). The Financing Letter is effective and has not been withdrawn or modified. Parent will not amend any material provisions of the Financing Letter prior to the Effective Time, except to the extent Parent enters into more favorable financing arrangements. Parent will use its best efforts to fulfill the conditions applicable to Parent and Newco set forth in the Financing Letter and to obtain the level and form of financing contemplated by the Financing Letter. Assuming the satisfaction of the conditions in Sections 7.1 and 7.3 below, Parent or Newco will satisfy the conditions set forth in the Financing Letter prior to the Effective Time and Parent or Newco will have and will deliver to the Disbursing Agent at the Effective Time all funds necessary to consummate the Merger. Parent shall keep the Company reasonably informed of the status of its financing for the Merger in a timely manner.

          5.6 Newco. Newco was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

          5.7 Brokers and Finders. Neither Parent nor Newco has employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI.
ADDITIONAL COVENANTS AND AGREEMENTS

          6.1 Conduct of Business of the Company. During the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, none of the Company Parties will, without the prior written consent of Parent:

(a)

issue, deliver, sell, dispose of, pledge or otherwise Lien, or authorize or propose the issuance, sale, disposition or pledge or other Lien of (i) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (ii) any other securities in respect of, in lieu of, or in substitution for, Outstanding Shares on the date hereof;

(b)	redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its Outstanding Shares;

(c)

split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any Outstanding Shares or otherwise make any payments to Shareholders in their capacity as such, provided that “upstream” dividends paid by a Subsidiary to the Company may be paid;

(d)

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(e)

adopt any amendments to its articles of incorporation, certificate of formation, by-laws or member control agreements or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary;

(f)

make any acquisition, by means of merger, consolidation or otherwise, or disposition, of assets or securities, however structured (it being understood that the Company shall not be prohibited from (i) selling inventory and (ii) disposing of minor amounts of personal property, in each case for fair value in the ordinary course of business consistent with past practice);

(g)

except as set forth on Schedule 6.1(g), incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, or enter into any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13);

(h)

grant any (i) increases in the compensation of any of its directors, officers or the general manager or (ii) increases in the compensation of employees or make any changes to wage scales, other than, in the case of this clause (ii) annual raises consistent with past practice that are set forth on Schedule 6.1(h);

(i)

pay or agree to pay any director, officer, general manager or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the Company Plans;

(j)	enter into any new or amend any existing employment, severance, change of control, “stay put,” termination agreement or other arrangement with any director, officer, general manager or employee;

(k)

except as may be required to comply with applicable Law, (i) become obligated under any new plan that would constitute a Company Plan if in effect on the date hereof, or any other employment agreement, employee benefit plan, severance plan, deferred compensation arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or (ii) amend any Company Plan or other plan or arrangement in existence on the date hereof;

(l)	enter into any collective bargaining agreement;

(m)	except as set forth on Schedule 6.1(m), make any capital expenditure or enter into any contract or commitment therefor, that individually or in the aggregate exceeds $50,000;

(n)	make any payment of any claims against such entity (including settlement of any claims and litigation against such entity or the payment or settlement of any obligations or liabilities of such entity), other than in the ordinary course of business consistent with past practice;

(o)

make any forward purchase commitments (other than those in the aggregate involving less than $50,000), except as required in the ordinary course of business to fulfill specific customer orders obtained before such purchase commitment was made and except as set forth on Schedule 6.1(o);

(p)

accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice;

(q)

delay or accelerate payment of any account payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practice;

(r)	take any action to accelerate purchasing by distributors, sales representatives or any other sales channels, including the offer of any exceptional discount or extended payment terms; or

(s)	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          6.2 No Solicitation of Transactions.

(a)

The Company agrees that, as of the date of this Agreement, it has, and has caused each officer, director, employee, shareholder, investment banker, attorney and other advisor or representative of the Company and its Subsidiaries (“Company Representatives”) to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party (as defined below) conducted prior to the date hereof with respect to any Competing Transaction (as defined below). The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any Company Representative to (i) solicit or initiate, encourage, or facilitate, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from any Person other than Parent or Newco (a “Third Party”) to acquire, in any manner, all or any portion of the assets or equity of the Company or any Subsidiary, however structured (provided that this clause (i) shall not preclude the Company and its Subsidiaries from operating in the ordinary course of business consistent with past practice, it being understood that no (I) merger, consolidation, other business combination involving the Company or any of its Subsidiaries or (II) sale of any meaningful portion of the assets or equity of the Company or any of its Subsidiaries will be deemed to be in the ordinary course of business); (ii) participate in any discussions or negotiations regarding, or furnish to any Third Party any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as hereinafter defined); or (iii) enter into any agreement with respect to any Competing Transaction, approve or recommend or resolve to approve or recommend any Competing Transaction or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing sentence, if the Company receives an unsolicited bona fide, written proposal or offer for a Competing Transaction by a Third Party, which the Board of Directors determines in good faith (after consulting the Board of Directors’ independent financial advisor and outside legal counsel, as applicable) (A) is reasonably likely to result in terms which are more favorable from a financial point of view to the holders of Shares than the Merger and the other transactions contemplated by this Agreement, (B) is reasonably capable of being consummated (provided that the Company, including the Board of Directors, and any of its advisors shall be permitted to contact such Third Party and its advisors solely for the purpose of clarifying such unsolicited proposal and any material contingencies and the capability of consummation), (C) that the failure to consider such Competing Transaction would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the holders of Outstanding Shares under applicable Law and (D) is not subject to any financing condition (a “Superior Competing Transaction”), then the Company may, in response to an unsolicited request therefor and subject to compliance with this Section 6.2(a) and Section 6.2(b), furnish information with respect to the Company and its Subsidiaries to, and participate in discussions and negotiations directly or through its representatives with, such Third Party if and only if, (I) prior to furnishing any such non-public information to, or entering into any discussions or negotiations with, such Third Party, the Company’s Board of Directors receives from such Third Party a nondisclosure agreement with terms that are at least as restrictive as those pursuant to the Confidentiality Agreement (as defined below) and concurrently provides such information to Parent and (II) the Company shall have complied with this Section 6.2. Under such circumstances, the Company shall be permitted to waive the provisions of any “standstill” agreement between the Company and a Third Party to the extent necessary to permit such Third Party to submit an unsolicited Competing Transaction that the Board of Directors believes, in its good faith judgment, is reasonably likely to result in a Superior Competing Transaction. Nothing contained in this Agreement shall prevent the Board of Directors from making any disclosure to its Shareholders to the extent required by applicable Law. As used herein, the term “Competing Transaction” means any proposal or offer, whether in writing or otherwise, from any Third Party to acquire in any manner beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or more than 20% of the assets of the Company and its Subsidiaries taken as a whole, or 20% or more of any class of equity securities of the Company or any of its Subsidiaries, whether pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions which is structured to permit a Third Party to acquire beneficial ownership of more than 20% of the assets of the Company and its Subsidiaries, taken as a whole.

(b)

The Company shall advise Parent orally (within one Business Day) and in writing (as promptly as practicable) of (i) any proposal for, or any inquiring with respect to or which could lead to, a Competing Transaction received by any officer or director of the Company or, to the Knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company and (ii) the material terms of such Competing Transaction (including, without limitation, the identity of the Third Party making any such proposal for a Competing Transaction or inquiry). The Company will keep Parent informed of the status of, and any material changes to, the terms of any such Competing Transaction proposal or inquiry in a timely manner.

          6.3 Reasonable Efforts.

(a)

Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, to effect all necessary registrations, filings and submissions (including, but not limited to, (i) filings under the HSR Act and any other submissions requested by the FCC, Federal Trade Commission or Department of Justice, or under the State Communications Laws and Regulations and (ii) such filings, consents, approvals, orders registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its Subsidiaries conducts any business or owns any assets) and to contest and lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible). Each party hereto shall promptly inform the other of any communication from the SEC, Federal Trade Commission, Department of Justice, FCC or from any other Governmental Entity.

(b)

Notwithstanding the foregoing, subject to the Company’s compliance with the terms of this Agreement, the Company shall not be obligated to use its reasonable efforts or take any action pursuant to this Section 6.3 if the Company receives an unsolicited Superior Competing Transaction and in the good faith opinion of the Board of Directors, after consultation with its counsel, such actions would breach its fiduciary duties to the Company’s Shareholders under applicable Law not to proceed with such Superior Competing Transaction.

          6.4 Access to Information. The Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (“Representatives”), in order to evaluate the transactions contemplated by this Agreement and perform reasonable integration planning consistent with Law, reasonable access, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to its properties, books and records, including, but not limited to its environmental compliance records that relate to, but are not limited to, the transportation, storage and/or disposal of waste from the properties and, during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Representatives all information concerning its business, properties and personnel as may reasonably be requested. Without limiting the generality of the foregoing, (i) Parent and its environmental consultant or surveyor will have the right and license to enter upon the Company Owned Real Property, without charge, at all reasonable times for the purpose of conducting Phase I and Phase II environmental investigations and testing, and making surveys of the properties and (ii) the Company and the Shareholder Representative will use their best efforts to secure the written agreement of any third party whose consent is required to secure for Parent and its environmental consultant or surveyor the right and license to enter upon the Company Leased Real Property, without charge, at all reasonable times for the purpose of conducting Phase I and Phase II environmental investigations and testing, and making surveys of the properties; provided that, in each case, Parent shall indemnify the Company from liens or claims arising in conjunction with the foregoing. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Article VI for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreement between the Company and Parent dated May 3, 2007, (the “Confidentiality Agreement”), shall continue to apply with respect to information furnished by the Company, its Subsidiaries and the Company’s officers, employees, counsel, accountants and other authorized representatives hereunder.

          6.5 Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any agreement with any securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

          6.6 Directors’ and Officers’ Insurance.

(a)

In the event of any threatened or actual claim, action, suit, demand, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, demand, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or fiduciary of the Company or any Subsidiary of the Company (the “D&O Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, employee or fiduciary of the Company or any Subsidiary of the Company, or is or was serving at the request of the Company or any Subsidiary of the Company as a director, officer, employee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or (ii) the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their commercially reasonable efforts to defend against and respond thereto. For any claim brought within six years after the Effective Time, it is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time, Parent shall cause the Surviving Corporation (which for purposes of this Section 6.6 shall include any and all Persons who acquire 15% or more of the stock or assets of the Surviving Corporation) to indemnify and hold harmless, as and to the full extent permitted by applicable Law, each D&O Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, demand, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) the Company, and after the Effective Time, Parent shall cause the Surviving Corporation to pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each D&O Indemnified Party to the full extent permitted by Law, subject to the provision by such D&O Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such D&O Indemnified Party is not entitled to such amounts, (B) in the event of a conflict of interest between Parent or the Company and the D&O Indemnified Party, the D&O Indemnified Parties may retain one counsel satisfactory to them (except in case of a conflict of interest among two or more D&O Indemnified Parties, in which case more than one counsel may be retained), and the Company, and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay all reasonable fees and expenses of such counsel for the D&O Indemnified Parties within 30 days after statements therefor are received and (C) the Company and the Surviving Corporation will, and Parent will cause the Surviving Corporation to use their commercially reasonable efforts to assist in the defense of any such matter; provided that none of the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed); and provided further, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any D&O Indemnified Party when and if, but only to the extent that, a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such D&O Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Any D&O Indemnified Party wishing to claim indemnification under this Section 6.6, upon learning of any such claim, action, suit, demand, proceeding or investigation, shall notify the Company and, after the Effective Time, the Surviving Corporation, thereof, provided, that the failure to so notify shall not affect the obligations of the Company, Parent and the Surviving Corporation except to the extent such failure to notify materially prejudices such party.

(b)

Prior to the Effective Time, Parent, the Company and the Shareholder Representative shall work together in good faith to obtain directors’ and officers’ liability insurance and fiduciary insurance policies covering the individuals who are presently covered by the Company’s directors’ and officers’ liability insurance and fiduciary insurance (collectively, the “Former Directors and Officers”) for a period of six (6) years following the Effective Time, with respect to claims arising from facts or events which occurred at or before the Effective Time by obtaining tail coverage from the underwriters of such existing insurance policies for $5 million of coverage with a $10 million umbrella policy, or policies that are no less favorable to the Former Directors and Officers, than such policies (collectively, the “Tail Policies”). The parties acknowledge and agree that Parent shall pay up to an aggregate of $150,000 to secure the Tail Policies (the “D&O Contribution Amount”), it being understood that neither Parent, Newco nor the Surviving Corporation shall have any liability or obligation relating to the Tail Policies in excess of the D&O Contribution Amount (the “Excess Tail Cost”). In the event that any claim is made under the Tail Policies following the Effective Time, each of Parent, the Company and the Shareholder Representative acknowledges and agrees that the deductible to be paid under such Tail Policies in connection with the making of such claim shall be paid 50% by Parent and 50% by the Shareholder Representative from the Escrow Amount (the “SR Deductible Responsibility”), The total amount to be paid (i) by the Company for the Excess Tail Cost and (ii) the Shareholder Representative for the SR Deductible Responsibility will not exceed $200,000 in the aggregate.

(c)

Parent and Newco agree that all rights to indemnification existing in favor of, and all exculpations and limitations of the personal liability of, the directors, officers, employees and agents of the Company and the Subsidiaries of the Company in the MBCA, articles of incorporation, as amended, and by-laws, as amended, of the Company as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time, including the Merger, shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims (each, a “Claim”) asserted or made within such period shall continue until the disposition of such Claim.

(d)

This Section 6.6 is intended for the irrevocable benefit of, and to grant third party rights to, the D&O Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation. Each of the D&O Indemnified Parties shall be entitled to enforce the covenants contained in this Section 6.6.

(e)

In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.6.

(f)	To the extent permitted by Law, all rights of indemnification for the benefit of any D&O Indemnified Party shall be mandatory rather than permissive.

          6.7 Funds Available at Closing. Assuming the satisfaction of the conditions in Sections 7.1 and 7.3, below, Parent or Newco will have and will deliver at the Effective Time all funds necessary to consummate the Merger.

          6.8 Investigation and Agreement by the Parties; No Other Representations or Warranties.

(a)

Each of the Parent Parties, on the one hand, and the Company, on the other, agrees that, except for the representations and warranties made by the other party that are expressly set forth in Article IV and Article V of this Agreement, as applicable, neither the other parties nor any of their representatives or Affiliates have made and shall not be deemed to have made to such party or to any of its Representatives or Affiliates any representation or warranty of any kind. Without limiting the generality of the foregoing, each party agrees that except as expressly set forth in this Agreement, neither the other parties nor any of their Affiliates make or have made any representation or warranty to such party or to any of its representatives or Affiliates with respect to:

(i)

Any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof), future capital expenditures or future customer retention or churn or future financial condition (or any component thereof) of the other party or any of its subsidiaries or the future business, operations or affairs of the other party or any of its subsidiaries heretofore or hereafter delivered to or made available to such party or its counsel, accountants, advisors, lenders, representatives or Affiliates; and

(ii)

Any other information, statement or documents heretofore or hereafter delivered to or made available to such party or its counsel, accountants, advisors, lenders, representatives or Affiliates with respect to the other party or any of its subsidiaries or the business, operations or affairs of the other party or any of its subsidiaries.

(b)

Notwithstanding anything to the contrary in this Agreement, each party shall be entitled to rely on the representations and warranties of the other party contained in Article IV or V of this Agreement.

          6.9 401(k) Plans. The Company shall continue to make contributions to its 401(k) Plan consistent with past practice through the pay period preceding the Effective Time.

          6.10 Employees. The Surviving Corporation hereby agrees to honor (without material modification) and at the Effective Time the Surviving Corporation shall be deemed to have assumed the Change of Control Agreements referenced on Schedule 6.10.

          6.11 Continuation of Employee Benefits.

(a)

Following the Closing, Parent, Newco or a subsidiary of Parent shall continue to provide individuals who are employed by the Company Parties as of the Closing Date (the “Affected Employees”), for so long as such Affected Employees remain employed by Parent, Newco or any subsidiary of Parent, employee benefits (other than equity compensation) and severance pursuant to employee benefits plans, programs, policies and arrangements maintained by Parent, Newco or a subsidiary of Parent providing coverage and benefits, which are no less favorable in the aggregate than those provided to employees of Parent with comparable length of service and in positions comparable to positions held by Affected Employees with Parent, Newco or its subsidiaries from time to time after the Closing Date, except as provided in Section 6.11(b). For purposes of eligibility to participate and vesting in all benefits provided to

Affected Employees (and covered dependents) under each such plan, Affected Employees will be credited with their years of service with the Company Parties and prior employers to the extent service with the Company Parties and prior employers was taken into account under the comparable plan of the Company Parties. Amounts paid in the calendar year in which the Closing occurs by Affected Employees (and covered dependents) under any medical plans of the Company or its Subsidiaries shall after the Closing Date be taken into account in applying deductible and out-of-pocket limits applicable under the medical plan provided as of the Closing to the same extent as if such amounts had been paid under such medical plan. Parent will, or will cause Newco or a subsidiary of Parent to, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees (and covered dependents) under each welfare benefit plan that such persons may be eligible to participate in after the Closing, other than limitations or waiting periods that are already in effect with respect to such persons and that have not been satisfied as of the Closing under the comparable welfare plan maintained for the Affected Employees immediately prior to the Closing.

(b)

In the event that Parent, Newco or the Surviving Corporation terminates the employment of any Affected Employee (other than those employees specifically identified on Section 6.11 of the Company Disclosure Schedule) without Cause (as defined in Section 6.11 of the Company Disclosure Schedule) within 12 months of the Closing, Parent, Newco or the Surviving Corporation shall pay such terminated Affected Employee severance equal to base pay for such Affected Employee from the date of termination to the first anniversary of the Closing Date; provided, however, the parties acknowledge and agree that no such Affected Employee shall be entitled to any severance to the extent such Affected Employee is offered comparable employment with Parent or any of its Affiliates (which term, for these purposes, shall include the Company’s Subsidiaries) (“Alternative Employment”) and does not accept such Alternative Employment; provided, further, however, that if any such Affected Employee accepts Alternative Employment and is terminated from such Alternative Employment without Cause within 12 months of the Closing, Parent, Newco or the Surviving Corporation shall pay such terminated Affected Employee severance equal to base pay for such Affected Employee from the date of termination to the first anniversary of the Closing Date.

(c)

Nothing contained in this Section 6.11 shall create any third party beneficiary rights in any manager, officer or employee, former manager, officer or employee, director or service provider (including any beneficiary or dependent thereof) of the Company, any of its Subsidiaries or the Surviving Corporation of any nature or kind whatsoever.

ARTICLE VII.
CONDITIONS TO CONSUMMATION OF THE MERGER

          7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)

Shareholder Approval. The Merger and this Agreement shall have been duly approved by the Shareholders of the Company in accordance with applicable Law and the articles of incorporation, as amended, of the Company.

(b)

Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated or that would create a Company Material Adverse Effect or Parent Material Adverse Effect; provided, however, that prior to invoking this condition each party shall use its reasonable efforts to have any such decree, ruling, injunction or order vacated.

(c)

Governmental Filings and Consents. All governmental consents, orders and approvals (i) set forth on Schedule 7.1(c), (ii) such other consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time, except in the case of this Clause (ii), where the failure to obtain any such consent would not reasonably be expected to be material to the Company Parties, taken as a whole, and (iii) the waiting periods under the HSR Act shall have expired or been terminated and the FCC and applicable state regulatory bodies issuing consents and orders pursuant to State Communications Laws and Regulations shall have issued final orders that are not subject to appeal, reversal, reconsideration or stay.

          7.2 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)

Each of the representations and warranties of Parent and Newco contained in this Agreement (i) that is qualified by materiality shall be true and correct at and as of the Effective Time as though made on and as of such date (except (A) for changes specifically permitted by this Agreement and (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date) and (ii) that is not so qualified shall be true and correct in all material respects as if made on and as of such date (except (A) for changes specifically permitted by this Agreement and (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date) and the Company shall have received a certificate of the President or a Vice President of Newco to the foregoing effect.

(b)

Parent and Newco shall have performed and complied with in all material respects their obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and the Company shall have received a certificate of the President or a Vice President of Newco to the foregoing effect.

          7.3 Conditions to Parent’s and Newco’s Obligations to Effect the Merger. The obligations of Parent and Newco to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)

Each of the representations and warranties of the Company contained in this Agreement (i) that is qualified by materiality shall be true and correct at and as of the Effective Time as though made on and as of such date (except (A) for changes specifically permitted by this Agreement and (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date) and (ii) that is not so qualified shall be true and correct in all material respects as if made on and as of such date (except (A) for changes specifically permitted by this Agreement and (B) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), and Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(b)

The Company shall have performed and complied with in all material respects its obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(c)

There shall not have been issued or granted a temporary restraining order or temporary or permanent injunction in any proceeding by any Governmental Entity or other Person (i) challenging or seeking to make illegal or otherwise restrain or prohibit consummation of the Merger or seeking to obtain material damages relating to consummation of the Merger or (ii) seeking to restrain or prohibit Parent’s ownership or operation of all or any material portion of the assets or business of the Company or its Subsidiaries, taken as a whole, or to compel Parent or to dispose of all or any material portion of the business or assets of the Company Parties, taken as a whole, or any of Parent’s or its Affiliates’ assets.

(d)

The number of Dissenting Shares shall include no more than five percent (5%) of the shares of Common Stock of the Company that are issued and outstanding immediately prior to the Effective Time and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(e)

Since the Balance Sheet Date through the Effective Time, the Company shall not have suffered a Company Material Adverse Effect, and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(f)

The Company shall have delivered a certificate of its Chief Executive Officer and its Chief Financial Officer either (i) certifying there has been no change in the information provided in Section 4.2 (including, without limitation, the Schedules thereto) or (ii) setting forth any changes that have occurred relating thereto since the date of this Agreement.

(g)

As of the Effective Time, the Company Parties shall have not less than 14,536 telephone access lines, 4,352 video customers and 6,478 internet customers, and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

ARTICLE VIII.
TERMINATION; AMENDMENT; WAIVER

          8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

          8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by Parent or the Company if (i) any court of competent jurisdiction in the United States or some other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable or (ii) the Effective Time shall not have occurred on or before December 31, 2007, provided, that either Parent or the Company may upon written notice to the other party unilaterally extend such date from December 31, 2007 to January 31, 2008 to the extent desirable to secure any necessary regulatory approvals, including, without limitation, those relating to the HSR Act, the regulatory approvals set forth in Schedule 4.4(a) (including those relating to the FCC, the FCC Rules, the Minnesota Department of Commerce and the Minnesota Public Utilities Commission), or the Company Shareholder Approval (the latter of such applicable dates referred to in this Agreement as the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.2(ii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to close.

          8.3 Termination by Parent. This Agreement may be terminated by Parent and the Merger may be abandoned at any time prior to the Effective Time, if (i) the Company shall have failed to perform in any material respect any of its obligations under this Agreement to be performed at or prior to such date of termination, which failure to perform is not cured, within 30 days after the receipt by the Company of written notice of such failure or a longer period of time if Company is diligently pursuing such cure, (ii) any breach of a representation or warranty of the Company contained in this Agreement shall have occurred that would cause the condition set forth in Section 7.3(a) not to be satisfied; provided, that such failure to satisfy such condition is not cured, within 30 days after the receipt by the Company of written notice of such failure or a longer period of time if the Company is diligently pursuing such cure, (iii) the Board of Directors of the Company withdraws or materially modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or Newco, (iv) the Company Shareholder Approval shall not have been received at the Shareholders Meeting duly called and held or any adjournment or postponement thereof, (v) any Person (other than Parent or its Affiliates) acquires or becomes the beneficial owner of 20% or more of the outstanding Shares or assets of the Company Parties or (vi) a tender offer or exchange offer for 20% or more of the outstanding Shares is commenced and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its Shareholders.

          8.4 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned at any time prior to the Effective Time if (i) Newco or Parent shall have failed to perform in any material respect any of their obligations under this Agreement to be performed at or prior to such date of termination, which failure to perform is not cured, within 30 days after the receipt by Parent of written notice of such failure or a longer period of time if Parent or Newco, as applicable, is diligently pursuing such cure, (ii) any breach of a representation or warranty of Newco or Parent contained in this Agreement shall have occurred that would cause the condition set forth in Section 7.2(a) not to be satisfied; provided, that such failure to satisfy such condition is not cured, within 30 days after receipt by Parent of written notice of such failure or a longer period of time if Company is diligently pursuing such cure, or (iii) the Board of Directors of the Company withdraws or materially modifies or changes its recommendation of this Agreement or the Merger if there exists at such time a proposal or offer for a Competing Transaction that constitutes a Superior Competing Transaction (provided, that the Company shall not be permitted to terminate this Agreement pursuant to this clause (iii) of Section 8.4 unless (A) the Company has delivered to Parent a written notice of the Company’s intent to enter into such an agreement to effect a Superior Competing Transaction, (B) 48 hours have elapsed following Parent’s receipt of such written notice by the Company, (C) during such 48-hour period the Company has cooperated with Parent, including without limitation, informing Parent of the terms and conditions of the Competing Transaction and the identity of the Person making the Competing Transaction proposal, with the intent of enabling Parent to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby, as so modified, may be effected, (D) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Competing Transaction and (E) simultaneously with such termination, the Company shall have paid the Termination Fee specified in Section 8.5(b) below.

          8.5 Effect of Termination.

(a)

In the event of the termination and abandonment of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its

Affiliates, directors, officers or shareholders, other than the provisions of this Section 8.5 and the provisions of Sections 8.6, 9.1 and 9.2 and the last two sentences of Section 6.4.

(i)

For purposes of this Section 8.5, and pursuant to the provisions of this Section 8.5, the following events of termination may result in the obligation to pay the Termination Fee defined in clause (ii) of this Section 8.5, and the effective date of termination based upon any of the following events shall be a “ Termination Notice Date”:

	1.	by Parent pursuant to Section 8.3(iii) (withdrawal or material modification by Company Board),

	2.	by Parent pursuant to Section 8.3(iv) (Company Shareholder Approval),

	3.	by the Company pursuant to Section 8.2(ii) (no Closing by Termination Date),

4.

by Parent pursuant to Sections 8.3(i) or 8.3(ii) (breach by Company of obligations or representations and warranties) in circumstances where the Company fails to cure within a reasonable period of time with respect to a matter that it is reasonably capable of curing or fails to take action within a reasonable period of time which it is reasonably capable of taking in order to satisfy its obligations in Sections 8.3(i) and 8.3(ii), provided, that the foregoing cure or action period shall not be greater than ninety (90) days in any circumstances,

	5.	by the Company pursuant to Section 8.4(iii) (withdrawal or material modification by Company Board), or

	6.	by Parent pursuant to Section 8.3(v) or (vi) (certain transactions relating to the Company).

(ii)

If (Y) prior to a Termination Notice Date, the Company had received a proposal or offer for a Superior Competing Transaction; a Person or group advises the Company it proposes, intends to propose or is considering proposing a Competing Transaction if the Merger is delayed, abandoned or not approved by the Company’s shareholders; or any Person or group publicly announces it intends to propose or is considering proposing a Competing Transaction if the Merger is delayed, abandoned or not approved by the Company’s shareholders, and (Z) in any such case, within eighteen (18) months after the applicable Termination Notice Date the Board of Directors of the Company enters into a definitive agreement in respect of, or approves or recommends, a

Superior Competing Transaction with any such Person or group or an Affiliate of any such Person or group, or agrees or resolves to do the foregoing, then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount of $2,250,000 (the “Termination Fee”), (I) in the case of clause (1) in Section 8.5(a)(i) above, within two Business Days following Termination Notice Date applicable thereto, (II) in the case of clauses (2), (3) or (4) in Section 8.5(a)(i) above, not later than the earliest of the date of such definitive agreement, approval, recommendation, agreement or resolution or (III) in the case of clauses (5) and (6), simultaneously with such notice of termination. In the event that this Agreement is terminated pursuant to the terms of this Agreement and Parent is entitled to receive the Termination Fee, the receipt of the Termination Fee, by Parent pursuant to the provisions of this Section 8.5, shall be the exclusive remedy of Parent and Parent shall not be entitled to any further or other rights, claims or remedies at law or in equity, all of which further rights, claims and remedies Parent irrevocably waives; provided, that Parent shall not be precluded from exercising any remedies upon the failure of the Company to pay the Termination Fee when due.

          8.6 Expense Reimbursement.

(a)	If:

(i)

Parent terminates this Agreement pursuant to Section 8.2(ii), but only if the failure to close by such Termination Date is due to the non-satisfaction or the failure of the Company to perform in any material respect any of its obligations under Section 7.3 of this Agreement to be performed at or prior to the Termination Date, which non-satisfaction or failure to perform is not cured, or is incapable of being cured, within 30 days after the receipt by the Company of written notice of such failure; or

	(ii)	Parent terminates pursuant to Section 8.3(i), 8.3(ii), 8.3(iii), 8.3(iv), 8.3(v) or 8.3(vi),

then the Company shall, within two Business Days of receipt of reasonable documentation, pay to Parent the reasonable fees and expenses of the Parent Service Providers incurred by or on behalf of Parent or Newco from and after June 10, 2007 in connection with the due diligence investigation, negotiation, preparation, financing, execution or consummation of this Agreement and the transactions contemplated hereby, including reasonable legal, accounting, travel, filing, printing, financing commitment costs and other out-of-pocket expenses of such Parent Service Providers. Any amount payable under this Section 8.6(a) shall be credited against any Termination Fee paid or which becomes payable.

(b)	If:

(i)

the Company terminates this Agreement pursuant to Section 8.2(ii), but only if the failure to close by such Termination Date is due to the non-satisfaction or the failure of Parent or Newco to perform in any material respect any of its obligations sunder Section 7.2 of this Agreement to be performed at or prior to the Termination Date, which non-satisfaction or failure to perform is not cured, or is incapable of being cured, within 30 days after the receipt by the Company of written notice of such failure; or

	(ii)	the Company terminates this Agreement pursuant to Sections 8.4(i) or 8.4(ii),

then Parent or Newco shall, within two Business Days of receipt of reasonable documentation, pay to the Company the reasonable fees and expenses of the Company Service Providers incurred by or on behalf of the Company from and after June 10, 2007 in connection with the negotiation, preparation, execution or consummation of this Agreement and the transactions contemplated hereby, including reasonable legal, accounting, travel, printing and other out-of-pocket expenses of such Company Service Providers.

          8.7 Extension; Waiver. At any time prior to the Effective Time, each of Parent, Newco and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX.
INDEMNIFICATION

          9.1 Survival. All representations and warranties of the Company and Parent contained in this Agreement shall survive the Closing and any claims thereunder may be asserted at any time on or before 11:59 p.m. (Minneapolis, Minnesota time) on the later of (i) the fifteen (15)month anniversary of the Closing Date and (ii) the due date of the Form 10-K of Parent for the year ended December 31, 2008 (but, in the case of this clause (ii), not later than March 31, 2009), and shall terminate after the later of such dates.All covenants contained in this Agreement shall terminate as of the Closing except for such covenants that expressly provide for the performance thereunder after the Closing.

          9.2 Indemnification of Parent.

(a)

Subject to the limitations set forth in this Agreement, from and after the Closing, Parent, the Surviving Corporation and their respective Indemnified Parties will be indemnified, defended and held harmless from and against, any and all Company Related Damages, to the extent that notice of such Company Related Damages and the factual basis therefor has been provided by Parent to the Shareholder Representative on or before 11:59 p.m. (Minneapolis, Minnesota time) on the later of (i) the fifteen (15)month anniversary of the Closing Date and (ii) the due date of the Form 10-K of Parent for the year ended December 31, 2008 (but, in the case of this clause (ii), not later than March 31, 2009); provided that all such indemnification shall be made solely from the then remaining Indemnification Amounts on deposit under the Escrow Agreement.

(b)

There shall be no liability under this Section 9.2 pursuant to clause (a) of the definition of Company Related Damages until the aggregate amount of such Company Related Damages exceeds $695,000, at which time Parent, the Surviving Corporation and their respective Indemnified Parties shall be indemnified to the extent such Company Related Damages exceed such amount, except that with respect to Company Related Damages resulting from inaccuracies in the representations and warranties contained in Sections

	(i)	4.1 (Corporate Organization and Qualification);

	(ii)	4.2 (Capitalization);

	(iii)	4.3 (Authority Relative to this Agreement);

	(iv)	4.9 (Taxes);

	(v)	4.16 (Brokers and Finders); and

	(vi)	4.19 (Indebtedness and Guarantees),

each of Parent, the Surviving Corporation and their respective Indemnified Parties shall be indemnified for all amounts from the first dollar.

(c)

There shall be no liability for aggregate Company Related Damages in excess of the Indemnification Amount plus interest credited with respect thereto under the Escrow Agreement. For the avoidance of doubt, the Shareholders and the Shareholder Representative shall have no liability hereunder (including with respect to Third-Party Claims) to the Parent Parties or the Surviving Corporation or their Indemnified Parties except with respect to their Pro-Rata Portion of the Indemnification Amount on deposit pursuant to the Escrow Agreement.

9.3 Indemnification of Shareholders or the Company.

(a)

Subject to the limitations set forth in this Agreement, from and after the Closing, the Shareholders, the Shareholder Representative and their respective Indemnified Parties will be indemnified, defended and held harmless from and against, any and all Parent Related Damages to the extent that notice of such Parent Related Damages and the factual basis therefor has been provided by the Shareholder Representative to Parent on or before 11:59 p.m. (Minneapolis, Minnesota time) on the later of (i) the fifteen (15)month anniversary of the Closing Date and (ii) the due date of the Form 10-K of Parent for the year ended December 31, 2008 (but, in the case of this clause (ii), not later than March 31, 2009).

(b)

There shall be no liability under this Section 9.3 pursuant to clause (a) of the definition of Parent Related Damages until the aggregate amount of such Parent Related Damages exceeds $695,000 at which time the Shareholders, the Shareholder Representative and their respective Indemnified Parties shall be indemnified to the extent such Parent Related Damages exceed such amount, except that with respect to Parent Related Damages resulting from inaccuracies in the representations and warranties contained in Sections

	(i)	5.1 (Corporate Organization and Qualification);

	(ii)	5.2 (Authority Relative to This Agreement);

	(iii)	5.5 (Financing); and

	(iv)	5.7 (Brokers and Finders)

each of the Shareholders, the Shareholder Representative and their respective Indemnified Parties shall be indemnified for all amounts from the first dollar.

(c)	There shall be no liability for aggregate Parent Related Damages in excess of the Indemnification Amount.

          9.4 Procedure for Indemnification — Third-Party Claims. Promptly after receipt by Parent, the Surviving Corporation or any of their respective Indemnified Parties, or the Shareholder Representative, the Company or any of their respective Indemnified Parties, of written notice of a claim or the commencement of any action or proceeding against it (a “Third-Party Claim”), Parent or the Surviving Corporation, on behalf of themselves and their Indemnified Parties, and the Shareholder Representative, on behalf of itself, the Shareholders and their Indemnified Parties, shall, if a claim in respect thereof is to be made against any Person, give written notice (which in the case of Company Related Damages, such notice shall be given only to the Shareholder Representative as representative for the Shareholders and not in its personal capacity, such Persons to whom such notice is given are referred to as the “Indemnifying Party”) to the Indemnifying Party (but the failure so to notify the Indemnifying Party shall not relieve it of any liability that it may have to any Indemnified Party except to the extent the Indemnifying Party demonstrates that the defense of such action is materially prejudiced thereby). The Indemnifying Party shall be entitled to participate therein and, to the extent that it shall wish (unless the Indemnifying Party is also a party to such action or proceeding and the Person seeking indemnification reasonably determines that joint representation would be inappropriate) to assume the defense thereof with counsel reasonably satisfactory to such Person seeking indemnification, after notice from the Indemnifying Party to such Person seeking indemnification of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Person seeking indemnification for any fees or other expenses of counsel or any other expenses with respect to the defense of such action or proceeding, in each case, subsequently incurred by such Person seeking indemnification in connection with the defense thereof, so long as the Indemnifying Party is diligently defending the same. If an Indemnifying Party assumes the defense of such action or proceeding, (a) the Person seeking indemnification shall be entitled, at its own expense, to participate in the defense thereof, (b) no compromise or settlement thereof may be effected by the Indemnifying Party without the Person seeking indemnification’s reasonable consent unless (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (ii) such judgment or settlement includes as an unconditional term thereof the giving by each claimant or plaintiff to each Person seeking indemnification of a release from all liability in respect of such action or proceeding and (c) the Person seeking indemnification shall have no liability with respect to any other compromise or settlement thereof effected without its consent which shall not be unreasonably withheld. As to any such action or proceeding as to which the Indemnifying Party did not assume the defense thereof, no compromise or settlement of any such action or proceeding may be effected by a Person seeking indemnification without the Indemnifying Party’s consent, which consent will not be unreasonably withheld.

          9.5 Procedure for Indemnification — Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice from Parent or the Shareholder Representative, to the party from whom indemnification is sought.

          9.6 Other Limits on Indemnification. Any claim for indemnification under this Agreement shall be reduced by any insurance recovery if and when actually realized or received. Any such recovery shall be promptly repaid by the Indemnified Party to the Indemnifying Party immediately following the time at which such recovery is realized or received pursuant to the previous sentence, minus all reasonably allocable costs, charges or expenses incurred by the Indemnified Party in obtaining such recovery, excluding costs attributable to such recovery resulting from premium increase, retrospective premium adjustments and experienced-based premium adjustments. Notwithstanding the foregoing, if (i) the Company Related Damages or Parent Related Damages, as the case may be, for which the Indemnifying Party is obligated to indemnify the Indemnified Party is reduced by any such insurance recovery in accordance with the provisions of this Section 9.6, and (ii) the Indemnified Party subsequently is required to repay the amount of any such insurance recovery or such insurance recovery is disallowed, then the obligation of the Indemnifying Party to indemnify with respect to such amounts shall be reinstated immediately and such amounts shall be paid promptly to the Indemnified Party in accordance with the provisions of this Agreement. In addition, no party hereto and their related Indemnified Parties shall be indemnified for punitive, special, exemplary, incidental or consequential damages.

          9.7 Exclusivity. Except for claims that cannot be waived as a matter of law and injunctive and provisional relief (including, but not limited to, specific performance), from and after the Closing, the indemnification provisions of this Article IX shall be the exclusive remedy of the parties hereto for any loss, expense, damage, deficiency, liability, claim or obligation, including investigative costs, costs of defense, settlement costs and attorneys’ and accountants’ fees incurred in connection with this Agreement and the transactions to be consummated hereby.

ARTICLE X.
GENERAL PROVISIONS

          10.1 Binding Arbitration.

(a)

Any controversy or claim arising out of or relating to this Agreement, the breach, termination or validity thereof, or the transactions contemplated herein (including any question arising as to whether or not any dispute falls within the terms of this Section or the selection of arbitrators) shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, as modified herein, by three arbitrators, with each of Parent and the Company (or after the Closing, the Shareholder Representative), selecting one arbitrator and the two so selected shall select a third (and if they are unable to agree, such third arbitrator shall be appointed by the AAA). The arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.), and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The arbitration shall be conducted in Hennepin County, Minnesota.

(b)	The Parent Parties and the Company (and after the Closing, the Shareholder Representative) shall have discovery rights as provided by the Federal Rules of Civil Procedure.

(c)

The Parent Parties and the Company (and after the Closing, the Shareholder Representative) shall bear their own costs in connection with the arbitration and shall share equally the fees and expenses of the arbitrators. The foregoing shall not affect rights the Shareholder Representative may have to reimbursement for such costs from the Shareholder Fund Amount.

(d)

The parties hereto (and after the Closing, the Shareholder Representative), agree that any legal proceeding instituted to enforce an arbitration award hereunder will be brought in a state or federal court of competent jurisdiction (either state or federal) located in Hennepin County, Minnesota and hereby submit to personal jurisdiction therein and irrevocably waive any objection as to venue therein, and further agree not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum.

(e)

Nothing herein shall be construed to prevent any party from seeking equitable relief in any court of competent jurisdiction to compel specific performance or restrain or prohibit any breach or threatened breach of any covenant of the parties set forth in this Agreement.

ARTICLE XI.
MISCELLANEOUS AND GENERAL

          11.1 Payment of Expenses. Except as set forth in Sections 8.5 and 8.6, whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, each party shall be responsible for one-half of any filing fee under the HSR Act.

          11.2 Survival of Covenants and Agreements; Survival of Confidentiality. This Section 11.2 shall not limit any covenant or agreement of the parties hereto which by its terms applies or is to be performed after the Effective Time. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

          11.3 Modification or Amendment. Subject to the applicable provisions of the MBCA, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the Shareholders, no amendment shall be made which changes the consideration payable in the Merger by more than one percent (1%) or adversely affects the rights of the Shareholders hereunder without the approval of such Shareholders.

          11.4 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

          11.5 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be signed and delivered by facsimile or other electronic means, with the same effect as personal delivery of manually signed copies.

          11.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of law thereof.

          11.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given when delivered personally or one Business Day after being sent by overnight courier or three Business Days after being sent by registered or certified mail, postage prepaid, or when sent by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

If to Company:

Hutchinson Telephone Company 235 Franklin Street Southwest P.O. Box 279 Hutchinson, Minnesota 55350 Attn: Walter S. Clay Facsimile No.: (320) 234-5251

With a copy to:

Leonard, Street and Deinard, P.A. 150 South Fifth Street Suite 2300 Minneapolis, MN 55402 Attn: Steven D. DeRuyter, Esq. Facsimile No.: (612) 335-1657

If to Parent or Newco:

New Ulm Telecom, Inc. 27 North Minnesota Street New Ulm, Minnesota 56073 Attn: Bill Otis Facsimile: (507) 359-1611

With a copy to:

Lindquist & Vennum PLLP 4200 IDS Center 80 South Eighth Street Minneapolis, MN 55402 Attn: Thomas G. Lovett Facsimile No.: (612) 371-3207

or to such other persons or addresses as may be designated in writing by the party to receive such notice.

          11.8 Entire Agreement; Assignment. This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise.

          11.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than from and after the Effective Time the right to receive the consideration payable in the Merger pursuant to Article III hereof is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that from and after the Effective Time the provisions of Section 6.6 shall inure to the benefit of and be enforceable by the D&O Indemnified Parties.

          11.10 Certain Definitions. As used in this Agreement, each of the following terms has the meaning given in this Section 11.10 or in the Section referred to below:

          “Access Rights” has the meaning specified in Section 4.14(xi).

          “Accounts Receivable” has the meaning specified in Section 4.20.

          “Additional Payment” has the meaning specified in Section 3.4(d).

          “Affected Employees” has the meaning specified in Section 6.11(a).

          An “Affiliate” of, or a Person “affiliated” with, a specific Person is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

          “Aggregate Merger Consideration” has the meaning specified in Section 3.2(b).

          “Agreement” means this Agreement, as amended, supplemented and/or modified from time to time.

          “Alternative Employment” has the meaning specified in Section 6.11(b).

          “Balance Sheet Date” has the meaning specified in Section 4.5(a).

          “Bonus Payments” has the meaning specified in Section 3.2(i).

          “Board of Directors” has the meaning specified in the introductory paragraphs of this Agreement.

          “Business Day” shall mean any day, other than a Saturday or Sunday, on which commercial banks are open for business in the City of New York, and the City of Minneapolis, Minnesota.

          “Cash on Hand” has the meaning specified in Section 3.2(d).

          “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601 et. seq., and the regulations promulgated thereunder.

          “Change of Control Agreement” means the agreements set forth on Schedule 6.10 hereto between the Company and any employee of the Company that provides such employees the opportunity to receive retention payments and severance payments on the terms and conditions set forth therein.

          “Claim” has the meaning specified in Section 6.6(c).

          “Closing” has the meaning specified in Section 1.4(a).

          “Closing Date” means the date on which the Closing occurs.

          “Closing Date Statement” has the meaning specified in Section 3.4(a).

          “Code” has the meaning specified in Section 4.10(c).

          “Company” has the meaning specified in the introductory paragraph of this Agreement.

          “Company Disclosure Schedule” means the Company Disclosure Schedule attached hereto.

          “Company Joint Ventures” has the meaning specified in Section 4.2.

          “Company Joint Venture Permit” all permits, licenses, franchises, variances, exemptions, orders, privileges, registrations, immunities, certificates and approvals of all governmental or regulatory authority that are required from the Company Joint Ventures to own, lease or operate their assets and to carry on their businesses as currently conducted.

          “Company Joint Venture Property” means any real or personal property, plant, building, facility, structure, underground storage tank, equipment or unit, or other asset owned, leased or operated by any of the Company Joint Ventures.

          “Company Joint Venture Real Property” has the meaning specified in Section 4.18(c).

          “Company Leased Real Property” has the meaning specified in Section 4.18(c).

          “Company Material Adverse Effect” shall mean any adverse change, or change, event or occurrence reasonably expected to have an adverse change, in the financial condition, business or results of operations of the Company Parties, taken as a whole, excluding any (i) changes or effects resulting from general changes in economic, market, financial or capital market, regulatory or political conditions, and changes in conditions generally applicable to the industries in which the Company Parties are involved, which in each case have not had and are not reasonably expected to have a disproportionate effect on the Company Parties taken as a whole or (ii) changes which result from the announcement or the consummation of the transactions contemplated hereby.

          “Company Owned Real Property” has the meaning specified in Section 4.18(b).

          “Company Parties” means the Company and its Subsidiaries.

          “Company Permits” has the meaning specified in Section 4.15.

          “Company Plans” has the meaning specified in Section 4.10(a).

          “Company Property” means any real or personal property, plant, building, facility, structure, underground storage tank, equipment or unit, or other asset owned, leased or operated by any of the Company Parties.

          “Company Real Property” has the meaning specified in Section 4.18(c).

          “Company Related Damages” means (a) any and all Damages that Parent, the Surviving Corporation and their related Indemnified Parties incur or suffer arising from any inaccuracy in (i) any of the representations and warranties made by the Company, determined in each case as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date) or (ii) any certificate delivered by or on behalf of the Company pursuant to this Agreement (in each case without giving effect to any materiality or Company Material Adverse Effect qualifications or exceptions contained therein), (b) all Damages that Parent, the Surviving Corporation and their related Indemnified Parties incur or suffer pursuant to Section 6.6 hereof relating to the Excess Tail Cost or the SR Deductible Responsibility and (c) any and all Damages that Parent, the Surviving Corporation and/or their related Indemnified Parties incur or suffer arising from failure by the Company to comply with any covenant in this Agreement.

          “Company Representatives” has the meaning specified in Section 6.2(a).

          “Company Service Providers” means (i) Stifel Nicolaus & Company, Incorporated, (ii) Leonard, Street and Deinard Professional Association, (iii) Briggs and Morgan and (iv) such other advisors, counsel and accountants that provide services to the Company in connection with the consummation of the transactions contemplated hereby.

          “Company Shareholder Approval” has the meaning specified in Section 4.4(b).

          “Competing Transaction” has the meaning specified in Section 6.2(a).

          “Confidentiality Agreement” has the meaning specified in Section 6.4.

          “Damages” means any and all damages, losses, claims, liabilities, Taxes, demands, charges, suits, penalties, costs, expenses (including court costs and reasonable attorneys’ fees and expenses incurred in investigating and preparing for any action or proceeding, but excluding punitive, special, consequential and incidental damages) or diminutions of value, whether or not involving a Third-Party Claim.

          “Disclosure Schedule” means, as applicable, the Company Disclosure Schedule or the Parent Disclosure Schedule.

          “Disbursing Agent” has the meaning specified in Section 3.3(a).

          “Disbursing Agent Agreement” has the meaning specified in Section 3.3(a).

          “Dissenting Shares” has the meaning specified in Section 3.8.

          “D&O Contribution Amount” has the meaning specified in Section 6.6(b).

          “D&O Indemnified Parties” has the meaning specified in Section 6.6(a).

          “Effective Time” has the meaning specified in Section 1.2.

          “Enterprise Value” has the meaning specified in Section 3.2(b).

          “Environmental Laws” has the meaning specified in Section 4.11.

          “ERISA” has the meaning specified in Section 4.10(a).

          “ERISA Affiliate” has the meaning specified in Section 4.10(b).

          “Escrow Agent” means an escrow agent selected by Parent and reasonably acceptable to the Company.

          “Escrow Agreement” has the meaning specified in Section 3.5(a).

          “Escrow Amount” means the sum of the Indemnification Amount, the True-Up Reserve Amount and the Shareholder Fund Amount.

          “Estimated Aggregate Merger Consideration” has the meaning specified in Section 3.2(k).

          “Estimated Per Share Merger Consideration” has the meaning specified in Section 3.2(j).

          “Excess Tail Cost” has the meaning specified in Section 6.6(b).

          “Exchange Act” means the Securities Exchange Act of 1934, as amended.

          “FCC” has the meaning specified in Section 4.4(a)(ii).

          “FCC Rules” shall mean the Communications Act of 1934, as amended, including as amended by the Telecommunications Act of 1996, and the rules and regulations adopted by the FCC thereunder.

          “Final Downward Adjustment” means the amount by which the Estimated Aggregate Merger Consideration exceeds the Aggregate Merger Consideration.

          “Final Per Share Merger Consideration” has the meaning specified in Section 3.2(a).

          “Final Upward Adjustment” means the amount by which the Aggregate Merger Consideration exceeds the Estimated Aggregate Merger Consideration.

          “Final Working Capital” means the excess (or deficit) of (a) the current assets of the Company, excluding (i) cash and cash equivalents on hand by the Company and included in the definition of Cash On Hand in Section 3.2 and (ii) the Midwest Wireless Receivable less (b) the current liabilities of the Company, excluding (i) the current portion of any Indebtedness of the Company Parties, (ii) interest accrued with respect to such Indebtedness and (iii) any amounts accrued for payments for Bonus Payments or Transaction Expenses. Final Working Capital shall be calculated as of the close of business on the day prior to the Closing. Except as otherwise set forth herein, Final Working Capital shall be calculated in accordance with GAAP. An example of the calculation of Final Working Capital using, for purposes of illustration, March 31, 2007 Company financial statements is set forth on Exhibit D.

          “Financial Statements” has the meaning specified in Section 4.5(a).

          “Financing Letter” has the meaning specified in Section 5.5.

          “Former Directors and Officers” has the meaning specified in Section 6.6(b).

          “Fully Diluted Shares” has the meaning specified in Section 3.2(c).

          “GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

          “Governmental Entity” means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over the Company Parties or any of their properties or assets, or Parent or any of its subsidiaries, properties or assets.

          “Hazardous Substances” means (a) any petroleum or petroleum products, fractions or wastes, radioactive materials or wastes, friable asbestos and polychlorinated biphenyls, and (b) any other chemical, material, substance or waste, the generation, manufacture, processing, distribution, possession, use, treatment, storage or Release of which is prohibited, limited or regulated under any applicable Environmental Law.

          “HSR Act” has the meaning specified in Section 4.4(a)(ii).

          “Indebtedness” means, as of the date of calculation, with respect to any Person, all obligations or other liabilities of such Person (i) for borrowed money, (ii) in respect of letters of credit, bankers’ acceptances or other similar instruments or reimbursement obligations with respect thereto, (iii) to pay the deferred purchase price of any asset, property or right, (iv) under capitalized leases, (v) under an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (vi) evidenced by notes, bonds, debentures or similar instruments and (vii) under any mortgage, deed of trust, indenture, security agreement or other agreement securing any of the foregoing obligations, but shall not include express guaranties of third party debt.

          “Indemnification Amount” means $5,212,500 initially, and after Closing, any and all interest credited under the Escrow Agreement to the Indemnification Amount less any withdrawals used to satisfy indemnification liabilities under Article IX.

          “Indemnified Party” means the directors, managers, officers, employees, members, stockholders, agents, advisors, attorneys, accountants, consultants and Affiliates of the Person specified.

          “Indemnifying Party” has the meaning specified in Section 9.4.

          “Independent Accounting Firm” has the meaning specified in Section 3.4(b).

          “Intangible Property” has the meaning specified in Section 4.12(a).

          “Interim Balance Sheet” has the meaning specified in Section 4.5(a).

          “Interim Financials” has the meaning specified in Section 4.5(a).

          “IRS” has the meaning specified in Section 4.10(c).

          “Joint Venture” means any corporation, limited liability company, partnership, joint venture, trust, association or other entity which is not a Subsidiary of the Company and in which (i) the Company directly or indirectly owns or controls any shares of any class of the outstanding voting securities or other equity interests or (ii) the Company or one of its Subsidiaries is a general partner.

          “Knowledge of the Company” shall mean the actual knowledge of Walter S. Clay, Thomas Dahl and Steven Senart, in each case after reasonable inquiry under the circumstances.

          “Knowledge of the Executives” shall mean the actual knowledge of Walter S. Clay, Thomas Dahl and Steven Senart (without any duty of inquiry).

          “Law” has the meaning specified in Section 4.13.

          “Letter Of Transmittal” has the meaning specified in Section 3.3(b).

          “Lien” means any lien, mortgage, security interest, pledge, deposit, production payment, restriction, burden, encumbrance, right of purchase, right of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto.

          “MBCA” has the meaning specified in the introductory paragraph of this Agreement.

          “Merger” has the meaning specified in Section 1.1.

          “MERLA” means the Minnesota Environmental Response and Liabilities Act, Minnesota Statutes, Chapter 115B, as amended, and the regulations promulgated thereunder.

          “Midwest Wireless Receivable” means a portion of the proceeds from the sale of Midwest Wireless Holdings L.L.C. to Alltel Corporation in the pre-Tax amount of approximately $1,090,000.

          “Multiemployer Plan” has the meaning specified in Section 4.10(b).

          “Newco” has the meaning specified in the introductory paragraph of this Agreement.

          “Order” has the meaning specified in Section 4.13.

          “Outstanding Shares” has the specified meaning in Section 4.2.

          “Parent” has the meaning specified in the introductory paragraph of this Agreement.

          “Parent Material Adverse Effect” shall mean any adverse change, or change, event or occurrence reasonably expected to have an adverse change, in the financial condition, business or results of operations of Parent and its subsidiaries, taken as a whole, excluding (i) any changes or effects resulting from general changes in economic, market, regulatory or political conditions, and changes in conditions generally applicable to the industries in which Parent and its subsidiaries are involved, which in each case have not had and are not reasonably expected to have a disproportionate effect on Parent and its subsidiaries taken as a whole or (ii) changes which result from the announcement or the consummation of the transactions contemplated hereby.

          “Parent Parties” has the meaning specified in Section 3.1(a).

          “Parent Related Damages” means (a) any and all Damages that the Shareholders and their related Indemnified Parties incur or suffer arising from any inaccuracy in (i) any of the representations and warranties made by Parent, determined in each case as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date) or (ii) any certificate delivered by or on behalf of Parent pursuant to this Agreement (in each case without giving effect to any materiality or Parent Material Adverse Effect qualifications or exceptions contained therein), and (b) any and all Damages that the Shareholders and their related Indemnified Parties incur or suffer arising from failure by the Parent Parties to comply with any covenant in this Agreement.

          “Parent Service Providers” means (i) Williams Company Consulting, Inc., (ii) Lindquist & Vennum P.L.L.P. and (iii) such other advisors, counsel and accountants that provide services to Parent in connection with the consummation of the transactions contemplated hereby.

          “Payment Fund” has the meaning specified in Section 3.3(a).

          “Permitted Liens” means: (i) Liens for taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or are being contested in good faith by appropriate proceedings, (ii) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement for sums not delinquent, (iii) inchoate Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation (other than ERISA) which would not and will not, individually or in the aggregate, exceed $75,000 in the aggregate, (iv) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature which would not and will not, individually or in the aggregate, impair in any material respect the value of the assets of the Company Parties or interfere with the ordinary conduct of the business of the Company Parties or rights to any of its assets, (v) easements, rights-of-way, restrictions (without effective forfeiture provisions), servitudes, permits, conditions, covenants and reservations of record that affect the property which would not and will not materially impair the value of the assets of the Company Parties or interfere with the ordinary conduct of the business of the Company Parties or rights to any of its assets, and (vi) any defects, irregularities or deficiencies in title to easements, leases, licenses, rights-of-way or other use agreements that do not affect in any material respect the value of any asset of the Company Parties.

          “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).

          “Per Share Escrow Amount” has the meaning specified in Section 3.2(l).

          “Pro-Rata Portion” means, with respect to a particular Shareholder, an amount expressed as a percentage equal to the quotient of (a) the sum of the number of Shares of the Company owned by the Shareholder immediately prior to the Effective Time, divided by (b) Fully Diluted Shares.

          “Proxy Statement” has the meaning specified in Section 3.6(a).

          “Related Persons” has the meaning specified in Section 4.18(d).

          “Representative” has the meaning specified in Section 6.4.

          “Scheduled Agreement” has the meaning specified in Section 4.16.

          “SEC” means the Securities and Exchange Commission.

          “Shares” has the meaning specified in Section 4.2.

          “Shareholder Fund Amount” means $200,000, together with any and all interest credited under the Escrow Agreement to the Shareholder Fund Amount.

          “Shareholder” means the holders of the Outstanding Shares as of the date hereof and any subsequent transferee after the date hereof.

          “Shareholder Representative” has the meaning specified in Section 3.10(a).

          “Shareholders Meeting” has the meaning specified in Section 3.6(d).

          “SR Deductible Responsibility” has the meaning specified in Section 6.6(b).

          “State Communications Laws and Regulations” has the meaning specified in Section 4.4(a)(ii).

          “Statement of Objections” has the meaning specified in Section 3.4(b).

          “Subsidiary” means Hutchinson Cellular, Inc. and Hutchinson Telecommunications, Inc.

          “Superior Competing Transaction” has the meaning specified in Section 6.2(a).

          “Surviving Corporation” has the meaning specified in Section 1.1.

          “Tail Policies” has the meaning specified in Section 6.6(b).

          “Target” has the meaning specified in Section 3.2(g).

          “Tax returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          “Tax” or “Taxes” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers’ compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes and other governmental taxes imposed or payable to the United States or any state, local or foreign Governmental Entity, including any subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such tax, including penalties for the failure to file any Tax return or report.

          “Termination Date” has the meaning specified in Section 8.2.

          “Termination Fee” has the meaning specified in Section 8.5(a)(ii).

          “Termination Notice Date” has the meaning specified in Section 8.5(a)(i).

          “Third Party” has the meaning specified in Section 6.2(a).

          “Third-Party Claim” has the meaning specified in Section 9.4.

          “True-Up Reserve Amount” means $300,000, together with any and all interest credited under the Escrow Agreement to the True-Up Reserve Amount.

          “Transaction Expenses” has the meaning specified in Section 3.2(h).

          “TSCA” means the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et. seq. and the regulations promulgated thereunder.

          “Voting Agreements” has the meaning specified in the Recitals.

          “Working Capital Decrease” has the meaning specified in Section 3.2(f).

          “Working Capital Increase” has the meaning specified in Section 3.2(e).

          “Year-End Balance Sheet” has the meaning specified in Section 4.5(a).

          “Year-End Financials” has the meaning specified in Section 4.5(a).

          11.11 REFERENCES AND TITLES. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any

Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this Subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “OR” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

          11.12 Obligation of Parent. Whenever this Agreement requires Newco to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Newco to take such action.

          11.13 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

          11.14 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

HUTCHINSON TELEPHONE COMPANY

	By:	/s/ Walter S. Clay

Name: Walter S. Clay
Title: President and Chief Executive Officer

NEW ULM TELECOM, INC.

	By:	/s/ Bill Otis

Name: Bill Otis
Title: President and Chief Executive Officer

HUTCHINSON ACQUISITION CORP.

	By:	/s/ Bill Otis

Name: Bill Otis
Title: President and Chief Executive Officer

Acknowledged and Agreed:

/s/ Walter S. Clay

Walter S. Clay